

Heather McMaster
Corporate / Legal Admini
Direct Telephone: (403) 2
Direct Facsimile: (403) 2
E-mail: hmcmaster@sup




RECEIVED
SEP 08 2010
200

SUPPL

September 7, 2010

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the following press releases:

1. June 25, 2010 - Superior Plus Corp. Extends its Syndicated Credit Facility; and

2. June 30, 2010 - Superior Plus Announces Completion of its $18 Million Canadian Construction Products Distribution Acquisition; and

3. July 2, 2010 - Superior Plus Corp. Extends its Accounts Receivable Securitization Program; and

4. July 8, 2010 – Superior Plus Announces July 2010 Cash Dividend and Upcoming Events; and

5. August 5, 2010 – Superior Plus Announces August 2010 Cash Dividend and Upcoming Events; and

6. August 5, 2010 – Superior Plus Announces 2010 Second Quarter Financial Results and Updated 2010 and 2011 Financial Outlooks.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

HMcMaster

Heather McMaster
Corporate / Legal Administrator

/enc.




SEC Mail Processing
RECEIVED
SEP 0 8 2010
WASH. D.C.
200
SECTION

NEWS

TSX: SPB
Calgary, June 25, 2010

For Immediate Release

Superior Plus Corp. Extends its Syndicated Credit Facility

Superior Plus Corp. ("Superior") is pleased to announce that its wholly-owned subsidiaries Superior Plus LP, Superior Plus US Financing Inc. and Comercial E Industrial ERCO (Chile) Limitada have completed a $450 million extension of its syndicated credit facility with ten lenders. The secured revolving credit facility matures on June 28, 2013 and can be expanded up to $750 million. Financial covenant ratios were unchanged with Consolidated Secured Debt to Consolidated EBITDA ratio and Consolidated Debt to Consolidated EBITDA ratio of 3.0x and 5.0x, respectively.

"We are pleased to have completed the extension of the syndicated credit facility with strong support from our lenders. Superior continues to maintain its financial flexibility to complete growth projects which support our strategy of operating and building businesses over the long-term. Our strong balance sheet along with prudent financial policies supports Superior's ability to pursue accretive growth opportunities to create long-term value for our securityholders," said Wayne Bingham, Executive Vice President and CFO.

About the Corporation
Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	105.0 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, June 30, 2010

For Immediate Release

Superior Plus Announces Completion of its $18 Million Canadian Construction Products Distribution Acquisition

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior") is pleased to announce that it has closed the previously announced acquisition of a western Canadian commercial and industrial insulation distributor (the "Business") for an aggregate purchase price of approximately $18 million. The purchase price consists of $16.0 million in common shares of Superior, with the remainder being paid in cash.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	106.2 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Superior Plus

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

NEWS

TSX: SPB
Calgary, July 2, 2010

For Immediate Release

Superior Plus Corp. Extends its Accounts Receivable Securitization Program

Superior Plus Corp. ("Superior") is pleased to announce that its wholly-owned subsidiary Superior Plus LP has extended its accounts receivable securitization program to June 29, 2011. Under the terms of the securitization program, Superior Plus LP may sell up to $130 million of certain account receivables on a 30 day revolving basis to a Canadian chartered bank to finance a portion of its working capital requirements.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	106.2 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, July 8, 2010

For Immediate Release

Superior Plus Announces July 2010 Cash Dividend and Upcoming Events

July 2010 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of July, 2010 of $0.135 per share payable on August 13, 2010. The record date is July 31, 2010 and the ex-dividend date will be July 28, 2010. Superior's annualized cash dividend rate is currently $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

2010 Second Quarter Results and Conference Call

Superior expects to release its detailed 2010 second quarter results on Thursday, August 5, 2010. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2010 Second Quarter Results is scheduled for 8:30 a.m. MST on Friday, August 6, 2010. To participate in the call, dial: 1-866-226-1792. An archived recording of the call will be available for replay until midnight, Monday, September 6, 2010. To access the recording, dial: 1-800-408-3053 and enter pass code 6257870. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com.

Dividend Reinvestment Program

Superior has a Dividend Reinvestment Plan and Optional Share Purchase Program ("DRIP") available to its Shareholders. Under the terms of the DRIP, eligible shareholders of Superior may elect to automatically reinvest their regular monthly dividends in additional common shares of Superior, without incurring any commissions, service charges or brokerage fees. Shareholders who elect to reinvest cash dividends under the DRIP will receive common shares at a price (the Average Market Price) equal to the average closing price of the common shares on the Toronto Stock Exchange for the five day trading period ending on the business day immediately prior to the dividend payment date. The price of the common shares purchased with reinvested dividends will be 95% of the Average Market Price. Further information on the DRIP is posted on Superior's website under the Investor Relations section. Shareholders whose shares are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	106.2 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and Superior's dividend reinvestment program. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp. | 1400, 840 – 7 Avenue SW
Calgary, Alberta T2P 3G2 | Tel: 403-218-2970
Fax: 403-218-2973 | Toll Free: 866-490-PLUS
Web: www.superiorplus.com

Superior Plus

NEWS

TSX: SPB
Calgary, August 5, 2010

For Immediate Release

Superior Plus Announces August 2010 Cash Dividend and Upcoming Events

August 2010 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of August, 2010 of $0.135 per share payable on September 15, 2010. The record date is August 31, 2010 and the ex-dividend date will be August 27, 2010. Superior's annualized cash dividend rate is currently $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

2010 Second Quarter Results and Conference Call

Superior expects to release its detailed 2010 second quarter results on Thursday, August 5, 2010. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2010 Second Quarter Results is scheduled for 8:30 a.m. MST on Friday, August 6, 2010. To participate in the call, dial: 1-866-226-1792. An archived recording of the call will be available for replay until midnight, Monday, September 6, 2010. To access the recording, dial: 1-800-408-3053 and enter pass code 6257870. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com.

Dividend Reinvestment Program

Superior has a Dividend Reinvestment Plan and Optional Share Purchase Program ("DRIP") available to its Shareholders. Under the terms of the DRIP, eligible shareholders of Superior may elect to automatically reinvest their regular monthly dividends in additional common shares of Superior, without incurring any commissions, service charges or brokerage fees. Shareholders who elect to reinvest cash dividends under the DRIP will receive common shares at a price (the Average Market Price) equal to the average closing price of the common shares on the Toronto Stock Exchange for the five day trading period ending on the business day immediately prior to the dividend payment date. The price of the common shares purchased with reinvested dividends will be 95% of the Average Market Price. Further information on the DRIP is posted on Superior's website under the Investor Relations section. Shareholders whose shares are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	106.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and Superior's dividend reinvestment program. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

TSX: SPB




RECEIVED
SEP 0 8 2010

A DIVERSIFIED BUSINESS CORPORATION
Focused on dividend stability with value growth

August 5, 2010

Superior Plus Announces 2010 Second Quarter Financial Results and Updated 2010 and 2011 Financial Outlooks

SECOND QUARTER HIGHLIGHTS

- Adjusted operating cash flow (AOCF) per share for the second quarter was \$0.05 compared to \$0.21 in the comparative period. Second quarter results were primarily impacted by the following items:
  - During the second quarter Superior began to see the benefits of the economic recovery with improvements in non-heating volumes within its Energy Services business, continued strength in both sodium chlorate and chloralkali sales volumes within its Specialty Chemicals business and improved distribution drywall sales volumes within its Construction Products business.
  - Energy Services results for the second quarter are historically lower due to the seasonality of the heating portion of the Canadian propane distribution business. The acquisition of the U.S. refined fuels business has had the effect of increasing the seasonality of Superior's overall business, as a substantial portion of the cash flows from the U.S. refined fuels business are generated during the first and fourth quarters. The second quarter is historically a difficult operating period for the Energy Services business as a result of the year-over-year variation in the timing of the end of the heating season.
  - The Energy Services business was negatively impacted by reduced heating volumes and sales margins due principally to the impact of weather and ongoing competitive pressures. Average sales margins were impacted by warmer than normal weather in both Canada and the northeastern U.S., particularly in April, as warmer than average temperatures resulted in reduced sales volumes of higher margin heating volumes.
  - Superior's Construction Products Distribution business continues to be impacted by a difficult U.S. commercial construction market which continues to operate at or near record low levels.
  - Integration of acquisitions within the Energy Services business and Construction Products Distribution business, including completion of productivity improvement information system projects resulted in one-time expenses of approximately \$0.04 per share and capitalized costs of \$0.03 per share. Integration of the acquisitions continues to progress, providing the foundation for future growth opportunities and operational efficiencies and cost reductions.
  - The Specialty Chemicals business benefited from increased sodium chlorate sales volumes due to ongoing strong fundamentals for pulp and increased chloralkali sales volumes due to the completion of the Port Edwards chloralkali facility expansion in the fourth quarter of 2009, offset in part, by reduced pricing for chloralkali products from near record levels in the prior year.
- Superior continued to expand its Construction Products Distribution business, completing the acquisition of a western Canadian commercial and industrial insulation distributor for an aggregate purchase price of \$18.3 million on June 30, 2010. The acquisition was financed with \$16 million in common shares of Superior with the remainder being paid in cash.
- Superior successfully completed a \$450 million extension of its syndicated credit facility to June 28, 2013, and an extension of its \$130 million accounts receivable securitization program to June 29, 2011.

- The financial outlook for 2010 has been revised to AOCF per share of $1.50 to $1.65 as a result of lower than anticipated second quarter results and a weaker than previously anticipated economic recovery for the remainder of 2010.
- The financial outlook for 2011 has been revised to AOCF per share of $1.85 to $2.05 as a result of a weaker than previously anticipated economic recovery forecasted for the remainder of 2010 and throughout 2011, particularly impacting Superior's Construction Products Distribution business.

FINANCIAL SUMMARY

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars except per share amounts)	**2010**	2009	**2010**	2009
Revenue	**788.4**	454.5	**1,753.0**	1,057.9
Gross profit	**167.5**	134.9	**386.1**	323.2
EBITDA from operations [(1)]	**25.4**	31.0	**101.5**	111.0
Interest	**(16.9)**	(7.7)	**(33.7)**	(18.0)
Cash income tax recovery (expense)	**0.1**	(1.2)	**(0.3)**	(6.2)
Corporate costs	**(3.5)**	(3.2)	**(7.7)**	(6.6)
Adjusted operating cash flow [(1)]	**5.1**	18.9	**59.8**	80.2
Adjusted operating cash flow per share, basic and diluted [(1)(2)(3)]	**$0.05**	$0.21	**$0.57**	$0.91
Dividends paid per share	**$0.405**	$0.405	**$0.81**	$0.81

(1) EBITDA from operations and adjusted operating cash flow are key performance measures used by management to evaluate the performance of Superior. These measures are defined under "Non-GAAP Financial Measures" in Superior's 2010 Second Quarter Management's Discussion and Analysis.

(2) The weighted average number of shares outstanding for the three months ended June 30, 2010 is 105.0 million (2009 – 88.4 million) and for the six months ended June 30, 2010 is 104.1 million (2009 – 88.4 million).

(3) For the three and six months ended June 30, 2010 and 2009, there were no dilutive instruments.

SEGMENTED INFORMATION

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2010**	2009	**2010**	2009
EBITDA from operations:				
Energy Services	**(3.9)**	7.5	**46.9**	53.9
Specialty Chemicals	**23.8**	20.2	**44.9**	52.3
Construction Products Distribution	**5.5**	3.3	**9.7**	4.8
	25.4	31.0	**101.5**	111.0

Energy Services

- EBITDA from operations for the second quarter was a loss of $3.9 million and was impacted by reduced gross margins at the Canadian propane distribution business and reduced gross profit within the fixed-price energy services business due principally to the impact of warm weather. Additionally, warmer than average temperatures in the northeastern U.S., the continued impact of a weak economic environment and the seasonality of the U.S. refined fuels business contributed to the loss incurred in the second quarter.
- Canadian propane distribution sales volumes were consistent with the prior year quarter as an increase in lower margin industrial volumes due to a modest improvement in the economic environment within the industrial sector, was fully offset by a reduction in higher margin commercial and residential heating related volumes. Commercial and residential sales volumes were principally impacted by higher than average temperatures experienced throughout the second quarter and the impact of increased competition, offset in part, by new commercial sales volumes due to ongoing sales and marketing efforts.
- Average weather for Canada and the northeastern U.S., as determined by degree days for the second quarter of 2010 was 15% and 27% warmer than the prior year period and 8% and 13% warmer than the five year average, which

negatively impacted heating related volumes. Although average weather does not typically have a material impact on volumes in the second and third quarters due to the seasonality of heating related volumes, warmer than average weather in March and April which is at the end of the heating season did negatively impact volumes in the second quarter.

- Canadian propane average sales margins were 17.6 cents per litre in the second quarter compared to 19.5 cents per litre in the prior year quarter. The decrease in average margins was due to reduced sales volumes of higher margin heating related volumes as a result of warmer than normal weather and on-going general competitive pressures.
- The U.S. refined fuels business, excluding service gross profits, generated gross profits of $21.8 million in the second quarter, below Superior's acquisition assumptions due in part to warmer than anticipated weather and ongoing competitive pressures. Superior continues to focus on integrating its U.S. refined fuels business to generate operational efficiencies.
- The fixed-price energy services business generated gross profits of $6.8 million compared to $8.3 million in the prior year quarter as a result of increased charges associated with load balancing due principally to the impact of warmer weather during the first six months of 2010.
- The supply portfolio management business generated gross profits of $0.7 million in the second quarter compared to $1.1 million in the prior year period. Due to the seasonality of this business the second and third quarters are historically its weakest quarters.
- As a result of lower than anticipated results in the second quarter of 2010 and ongoing competitive pressures in the Canadian propane and U.S. refined fuels businesses, Superior is revising its 2010 outlook for its Energy Services business to $110 to $120 million while the range for the 2011 outlook has been widened to $140 to $155 million. The outlook for 2011 assumes normalized weather and heating related volumes, and a continued improvement in the economy which should modestly reduce ongoing competitive pressures. Throughout the second quarter, Superior continued to see a recovery in non-heating load customer volumes across most end-use markets which should continue to improve volumes in the second half of 2010 and throughout 2011.

Specialty Chemicals

- EBITDA from operations for the second quarter was $23.8 million compared to $20.2 million in the prior year quarter as improved sodium chlorate and chloralkali sales volumes more than offset lower realized average selling prices.
- Chloralkali sales volumes benefited from the completion of the Port Edwards chloralkali facility expansion in the fourth quarter of 2009 which was operating at or above its anticipated capacity throughout the second quarter, offset in part, by a reduction in the average realized selling price for chloralkali products. Pricing in the prior year, although off record high levels experienced in the fourth quarter of 2008 and first quarter of 2009, was still higher than current levels.
- Sodium chlorate gross profits were modestly higher than the prior year as increased sales volumes due to improved North American demand, more than offset a modest decrease in the average selling price as a result of the appreciation of the Canadian dollar on US-denominated sales and competitive pressures. Sodium chlorate demand and sales volumes for the second quarter benefited from a strong pulp market.
- Superior's 55,000 metric tonne, sodium chlorate facility located in Mininco, Chile which had been impacted by an earthquake on February 27, 2010 was placed into active operations during the first week of April. Operations were brought back to full capacity and normal profitability levels early in the second quarter.
- During the second quarter a number of capital growth projects were substantially completed, including the replacement and upgrade of electrical equipment at the Vancouver, BC sodium chlorate facility at a total cost of $9.7 million and the implementation of a hydrogen capture system at the Chilean facility at a cost of $3.7 million being 50% of the total cost. The hydrogen project was a joint undertaking with CMPC Celulosa S.A., the result of an

extension of the strategic partnership with CMPC. These projects will generate incremental EBITDA from operations for the second half of 2010 and beyond.

- An investment in a $10 million turbo generator project with CMPC Celulosa S.A., the strategic partner with respect to the Chilean facility was agreed to during the second quarter, with operations to commence in the third quarter on a basis similar to the arrangement for the existing facility.
- Superior's outlook for its Specialty Chemicals business for 2010 has been increased $3 million from the outlook provided in the first quarter of $95 to $105 million, while its outlook for 2011 has been increased by $5 million to $105 to $115 million. Superior continues to see a stable market for sodium chlorate as a result of strong pulp market fundamentals and continued improvement in chloralkali sales volumes and pricing due to improved North American chemical demand and the full year impact of the expanded Port Edwards facility.

Construction Products Distribution

- Superior continued to expand its Construction Products Distribution business, completing the acquisition of a western Canadian commercial and industrial insulation distributor for an aggregate purchase price of $18.3 million. The acquisition delivers on our strategy to expand the SPI insulation business into the Canadian market.
- EBITDA from operations for the second quarter was $5.5 million compared to $3.3 million in the prior year quarter. The increase in EBITDA from operations is principally due to the acquisition of SPI on September 24, 2009.
- Excluding the acquisition of SPI, operating results continue to be impacted by ongoing weakness in the residential and commercial construction markets which has significantly increased competitive pressures resulting in lower percentage sales margins. Drywall sales volumes were modestly higher than the prior year quarter due principally to improvements in new home residential housing starts, particularly in Ontario.
- SPI's results were below acquisition assumptions and were impacted by the weak U.S. commercial construction market.
- Superior continues to focus on integrating the operations of Winroc, SPI and the recently acquired western Canadian commercial and industrial insulation business to generate operational efficiencies.
- As a result of continued weakness in the commercial construction market and slower than anticipated recovery in the residential market, Superior is revising its 2010 outlook for its Construction Products Distribution business to $25 to $35 million and its 2011 outlook to $30 to $40 million. Although there are continuing modest improvements in the residential construction segment in Canada and select U.S. markets, the overall outlook for the residential and commercial markets throughout Canada is for modest growth, whereas the outlook for the U.S. residential market is for minimal to modest growth through 2010 into 2011 with minimal growth in the commercial market. Third-party outlooks for both residential and commercial markets continue to change, with a recovery now anticipated to be slower than previously forecast, which has made forecasting both the residential and commercial construction market outlooks extremely difficult.

Corporate Related

- Total interest expense for the second quarter was $16.9 million compared to $7.7 million in the prior year quarter. Interest expense increased due to higher average debt levels as a result of the financing of acquisitions completed during the first quarter of 2010 and the second half of 2009, offset in part, by the appreciation of the Canadian dollar on US-denominated interest costs.
- Cash income taxes were a recovery of $0.1 million in the second quarter compared to an expense of $1.2 million in the prior year quarter. Cash income taxes were lower than the prior year period due to additional U.S. tax basis associated with the successful start-up of the Port Edwards facility during the fourth quarter of 2009 and reduced U.S. taxable income.

- Superior restarted its dividend re-investment program (DRIP) during the second quarter, commencing with the payment of the May 2010 dividend, resulting in proceeds of $1.5 million. Proceeds from the DRIP will be used to reduce existing debt levels and fund existing and future accretive growth opportunities. The DRIP provides Superior's shareholders with the opportunity to reinvest their cash dividends in the future growth of the business at a 5% discount to the market price of Superior's common shares.
- Superior successfully completed a $450 million extension of its syndicated credit facility with ten lenders. The secured credit facility matures on June 28, 2013 and can be expanded up to $750 million. Financial covenant ratios were unchanged with Consolidated Secured Debt to Consolidated EBITDA ratio and Consolidated Debt to Consolidated EBITDA ratio of 3.0x and 5.0x, respectively.
- Four quarter trailing compliance EBITDA was $216.7 million resulting in a Consolidated Secured Debt to compliance EBITDA ratio of 2.4x and a Consolidated Debt (excluding convertible debentures) to compliance EBITDA ratio of 3.1x as at June 30, 2010. Compliance EBITDA includes the impact of acquisitions completed during 2009 and 2010.
- On July 2, 2010, Superior extended its accounts receivable securitization program to June 29, 2011. Superior may sell up to $130 million of certain accounts receivables on a 30 day revolving basis to a Canadian chartered bank to finance a portion of its working capital requirements.
- On July 29, 2010, Standard and Poor's confirmed Superior LP's senior secured long-term debt credit rating at BBB- and its senior unsecured rating at BB-, Superior's corporate credit rating was revised to BB (stable) from BB+(negative watch). DBRS is currently in the process of completing its annual credit review, which is anticipated to be completed during the third quarter of 2010.

2010 Financial Outlook [(1)]

(millions of dollars except per share amounts)	2010 Outlook Current	2010 Outlook Prior	2011 Outlook Current	2011 Outlook Prior
EBITDA from operations:				
Energy Services	110-120	125-135	140-155	145-155
Specialty Chemicals	95-105	92-102	105-115	100-110
Construction Products Distribution	25-35	35-45	30-40	40-50
Adjusted operating cash flow per share	$1.50-$1.65	$1.75-$1.90	$1.85-$2.05	$2.00-$2.20

(1) The assumptions, definitions, risk factors and explanation of the changes to the 2010 and 2011 Financial Outlook are discussed in Superior's 2010 Second Quarter Management's Discussion and Analysis.

Superior's dividend is currently $0.135 per share per month or $1.62 on an annualized basis. In light of a reduction to Superior's short-term financial outlook, Superior remains confident in its ability to sustain its dividend. "Superior continues to monitor the performance of its businesses and believes that the combination of the successful integration of recent acquisitions and other growth initiatives, a continuation of the ongoing economic recovery and our strong balance sheet provide the necessary foundation for Superior's dividend," stated Grant Billing, Chairman and CEO.

2010 Second Quarter Results

Superior's 2010 Second Quarter Management's Discussion and Analysis is attached and is also available on Superior's website at: www.superiorplus.com under the investor information section.

Conference Call

Superior will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2010 Second Quarter Results at 8:30 a.m. MST on Friday, August 6, 2010. To participate in the call, dial: 1-866-226-1792. An archived recording of the call will be available for replay until midnight, Monday, September 6, 2010. To access the recording, dial: 1-800-408-3053 and enter pass code 6257870. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com.

Forward Looking Information
Certain information included herein is forward-looking, within the meaning of applicable Canadian securities laws. Forward looking information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this press release, including the attached 2010 Second Quarter Management's Discussion and Analysis, includes but is not limited to, consolidated and business segment outlooks, expected EBITDA from operations, expected adjusted operating cash flow, expected adjusted operating cash flow per share, future capital expenditures, business strategy and objectives, dividend strategy, future cash flows, anticipated taxes, expected results from acquisitions, expected life of facilities and statements regarding the future financial position of Superior and Superior Plus LP. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include, the historic performance of Superior's businesses, current business and economic trends, availability and utilization of tax basis, foreign currency, exchange and interest rates, trading data, cost estimates and the other assumptions set forth under the "Outlook" sections contained in the attached 2010 Second Quarter Management's Discussion and Analysis. Readers are cautioned that the preceding list of assumptions is not exhaustive.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein and in the attached 2010 Second Quarter Management's Discussion and Analysis. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks referred to under the section entitled "Risk Factors to Superior", in the attached 2010 Second Quarter Management's Discussion and Analysis, the risks associated with the availability and amount of the tax basis and the risks identified in Superior's 2009 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

For more information about Superior, visit our website at ***www.superiorplus.com*** *or contact:*

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Jay Bachman Vice-President, Investor Relations and Planning
E-mail: jbachman@superiorplus.com
Phone: (403) 218-2957 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Management's Discussion and Analysis of 2010 Second Quarter Results
August 5, 2010

Overview of Superior
Superior is a diversified business corporation. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior owns 100% of the shares of Superior General Partner Inc. The cash flow of Superior is solely dependent on the results of Superior LP and is derived from the allocation of Superior LP's income to Superior by means of partnership allocations. Superior, through its ownership of Superior LP has three operating segments: the Energy Services segment which includes a Canadian propane distribution business, a U.S. refined fuels distribution business, a fixed-price energy services business and a supply portfolio management business; the Specialty Chemicals segment; and the Construction Products Distribution segment.

Second Quarter Results

Summary of Adjusted Operating Cash Flow

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars except per share amounts)	**2010**	2009	**2010**	2009
EBITDA from operations: [1]				
Energy Services	**(3.9)**	7.5	**46.9**	53.9
Specialty Chemicals	**23.8**	20.2	**44.9**	52.3
Construction Products Distribution	**5.5**	3.3	**9.7**	4.8
	25.4	31.0	**101.5**	111.0
Interest	**(16.9)**	(7.7)	**(33.7)**	(18.0)
Cash income tax recovery (expense)	**0.1**	(1.2)	**(0.3)**	(6.2)
Corporate costs	**(3.5)**	(3.2)	**(7.7)**	(6.6)
Adjusted operating cash flow[1]	**5.1**	18.9	**59.8**	80.2
Adjusted operating cash flow per share[1], basic [2] and diluted [3]	**$0.05**	$0.21	**$0.57**	$0.91

(1) EBITDA, EBITDA from operations and adjusted operating cash flow are not GAAP measures. See "Non-GAAP Financial Measures"
(2) The weighted average number of shares outstanding for the three months ended June 30, 2010, is 105.0 million (2009 – 88.4 million) and for the six months ended June 30, 2010, is 104.1 million (2009 – 88.4 million).
(3) For the three and six months ended June 30, 2010 and 2009, there were no dilutive instruments.

Adjusted Operating Cash Flow Reconciled to Cash Flow from Operating Activities [1]

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2010**	2009	**2010**	2009
Cash flows (outflows) from operating activities	**(12.9)**	75.0	**82.1**	158.4
Add: Customer contract related costs capitalized	**0.8**	1.2	**1.4**	2.1
Less: Increase (decrease) in non-cash working capital	**18.8**	(58.3)	**(20.5)**	(76.9)
Reclassification of unrealized losses related to Superior's supply portfolio management business	-	2.7	-	-
Amortization of customer contract related costs	**(1.6)**	(1.7)	**(3.2)**	(3.4)
Adjusted operating cash flow	**5.1**	18.9	**59.8**	80.2

(1) See the unaudited Interim Consolidated Financial Statements for cash flows from operating activities, customer contract related costs and changes in non-cash working capital.

Second quarter adjusted operating cash flow was $5.1 million, a decrease of $13.8 million or 73% compared to the prior year quarter. The decrease in adjusted operating cash flow was due to reduced EBITDA from operations at Energy Services and higher interest costs, offset in part by modestly higher EBITDA from operations at Specialty Chemicals and Construction Products Distribution and lower cash income taxes. The decrease in Energy Services EBITDA was primarily related to customer mix, warmer weather and the seasonality impact of the U.S. Refined Fuels segment. Interest costs increased by $9.2 million due primarily to increased debt levels incurred to finance acquisitions made

during the last twelve months as well as higher interest rates. Construction Products Distribution EBITDA from operations increased primarily due to the contribution of the acquisition of Specialty Products and Insulation Co. (SPI) on September 24, 2009. The decrease in cash income taxes was due to reduced taxable income as compared to the prior year quarter. Adjusted operating cash flow per share was $0.05 per share in the second quarter, a decrease of 76% from $0.21 per share in the prior year quarter due to the 73% decrease in operating cash flow noted above and 19% increase in the weighted average numbers of shares outstanding. The increase in the weighted average number of shares outstanding as compared to the prior year quarter was due to the issuance of common shares to partially finance the acquisition of certain assets that comprise a U.S. heating oil and propane distribution business from Sunoco Inc. (Sunoco U.S. refined fuels assets) on September 30, 2009, the acquisition of certain assets that comprise a retail heating oil, propane and motor fuels distribution business from Griffith Energy Services Inc. (Griffith CH U.S. refined fuels assets) on December 11, 2009 (the Sunoco U.S. refined fuels assets and the Griffith CH U.S. refined fuels assets, collectively referred to as the "U.S. refined fuels asset"), the acquisition of Griffith Holdings Inc. (Griffith) on January 20, 2010, the acquisition of Burnaby assets by Construction Products Distribution on June 28, 2010 and the reinstatement of the dividend reinvestment plan effective for the payment of the May 2010 dividend. A comprehensive review of EBITDA from operations for all of Superior's businesses is contained in this management's discussion and analysis.

Net loss for the second quarter was $18.6 million, compared to net earnings of $23.4 million in the prior year quarter. The net loss was impacted by $4.2 million in unrealized losses on derivative financial instruments in the current quarter, compared to unrealized gains of $18.6 million in prior year quarter. The change in the unrealized gains and losses on derivative financial instruments was due principally to higher losses in the current quarter on Superior's foreign currency financial derivatives compared to the prior year as a result of fluctuations in foreign currency spot and forward prices. Revenues of $788.4 million were $334.0 million higher than the prior year quarter due principally to higher Energy Services revenue from the acquisition of U.S. refined fuels assets and Griffith along with higher Construction Products Distribution revenue due to the acquisition of SPI. Gross profit of $167.5 million was $32.6 million higher than the prior year quarter due principally to contributions of the acquisitions completed in 2009 and 2010 noted above, offset in part by reduced gross margins at Energy Services from the Canadian propane distribution and fixed-priced energy businesses. Total income tax for the second quarter was a recovery of $7.4 million compared to an income tax expense of $3.5 million in the prior year quarter. Income taxes in the second quarter were impacted by the additional U.S. tax basis associated with commissioning the Port Edwards facility in the fourth quarter of 2009, reduced U.S. based taxable income and the change in unrealized losses on derivative financial instruments in the second quarter as discussed above.

Energy Services

Energy Services' condensed operating results for the three and six months ended June 30, 2010 and 2009 are provided in the following table.

	Three months ended June 30,		**Six months ended June 30,**	
(millions of dollars)	**2010**	2009	**2010**	2009
Revenue[(1)(2)]	**493.9**	240.8	**1,182.4**	620.6
Cost of sales[(1)]	**(410.9)**	(178.0)	**(960.6)**	(450.1)
Gross profit	**83.0**	62.8	**221.8**	170.5
Less: Cash operating and administration costs	**(86.9)**	(55.3)	**(174.9)**	(116.6)
EBITDA from operations	**(3.9)**	7.5	**46.9**	53.9

(1) In order to better reflect the results of its operations, Superior has reclassified certain amounts for purposes of this management's discussion analysis to present its results as if it had accounted for various transactions as accounting hedges. See Reconciliation of Divisional Segmented Revenue and Cost of Sales to EBITDA for detailed amounts.

(2) For the three months ended June 30, 2009, for purposes of this management's discussion and analysis, Superior has reversed the impact of $2.7 million of unrealized losses on forward propane purchase contracts as a component of revenue for the three months ended March 31, 2009, related to Energy Services supply portfolio management business. There is no impact on Energy Services EBITDA from operations for the six months ended June 30, 2009.

Revenues for the second quarter of 2010 were $493.9 million, an increase of $253.1 million from revenues of $240.8 million in 2009. The increase in revenues was primarily due to the contribution from the acquisition of the Sunoco U.S. refined fuels assets on September 30, 2009 and acquisition of the Griffith CH U.S. refined fuels assets on December 11, 2009 (the Sunoco U.S. refined fuels assets and the Griffith CH U.S. refined fuels assets, collectively referred to as the "U.S. refined fuels assets"), and the acquisition of Griffith Holdings Inc. (Griffith) on January 20, 2010, offset in part by

lower Canadian propane distribution revenue. Total gross profit for the second quarter of 2010 was $83.0 million, an increase of $20.2 million or 32% over the prior year quarter. The increase in gross profit was primarily due to the contribution from the acquisition of U.S. refined fuels assets and Griffith offset in part by lower Canadian propane distribution and fixed-price energy services gross profit. A summary and detailed review of gross profit is provided below.

Gross Profit Detail

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2010**	2009	**2010**	2009
Canadian propane distribution	**43.9**	48.5	**109.7**	129.5
U.S. refined fuels	**21.8**	-	**70.8**	-
Other services	**9.8**	4.9	**21.0**	10.6
Supply portfolio management	**0.7**	1.1	**6.0**	15.1
Fixed-price energy services	**6.8**	8.3	**14.3**	15.3
Total gross profit	**83.0**	62.8	**221.8**	170.5

Canadian Propane Distribution

Canadian propane distribution gross profit for the second quarter was $43.9 million, a decrease of $4.6 million or 9% from the prior year quarter, due primarily to lower average sales margins as volumes were consistent with the prior year quarter. Residential and commercial volumes decreased by 7.0 million litres or 10% and were negatively impacted by warmer weather, competitive pressures and ongoing weak economic environment throughout most of Canada. Average weather across Canada as measured by degree days, for the second quarter was 15% warmer than the prior year and 8% warmer than the five-year average, negatively impacting heating related volumes. Average weather does not typically have a material impact on volumes in the second and third quarters due to the seasonality of heating related volumes, however warmer than average weather in April which is at the end of the heating season did negatively impact volumes in the second quarter. On going marketing efforts have been successful in acquiring new customers, partially offsetting the impact of reduced volumes due to the warmer weather and ongoing weak economic environment. Industrial volumes increased by 10 million litres or 7%, due principally to the impact of higher oilfield volumes as some industrial segments are beginning to show signs of recovery as compared to the prior year quarter. Automotive propane volumes declined by 2 million litres or 7%, which was modestly below the historical decline trend in this end-use market due to a favourable pricing differential between propane and retail gasoline.

Canadian Propane Distribution Sales Volumes

Volumes by End-Use Application [1]

	Three months ended June 30,	
(millions of litres)	**2010**	2009
Residential	**19**	22
Commercial	**45**	49
Agricultural	**7**	8
Industrial	**150**	140
Automotive	**28**	30
	249	249

Volumes by Region [2]

	Three months ended June 30,	
	2010	2009
Western Canada	**127**	134
Eastern Canada	**100**	94
Atlantic Canada	**22**	21
	249	249

Volumes by End-Use Application [1]

	Six months ended June 30,	
(millions of litres)	**2010**	2009
Residential	**70**	85
Commercial	**139**	163
Agricultural	**27**	31
Industrial	**347**	351
Automotive	**46**	50
	629	680

Volumes by Region [2]

	Six months ended June 30,	
	2010	2009
Western Canada	**338**	379
Eastern Canada	**239**	248
Atlantic Canada	**52**	53
	629	680

[1] **Volume**: Volume of propane sold (millions of litres).

[2] **Regions**: Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec; and Atlantic Canada consists of New Brunswick, Newfoundland & Labrador, Nova Scotia and Prince Edward Island.

Average Canadian propane distribution sales margin for the second quarter was 17.6 cents per litre, a decrease of 1.9 cents per litre or 10% as compared to the prior year quarter. Average margins compared to the prior year quarter were negatively impacted by a higher proportion of lower margin non-heating volumes, competitive market pressures and lower delivery related gross profits.

U.S. Refined Fuels

U.S. refined fuels gross profit for the second quarter was $21.8 million and represents the contribution from the previously announced acquisitions of the U.S. refined fuels assets and Griffith. The gross profit was generated by the sale of heating oil, propane and other refined fuels throughout the northeast United States. Volume contribution for the second quarter from the U.S. refined fuels business was 403 million litres and average U.S. refined fuels sales margin was 5.4 cents per litre. Heating related volumes during the quarter were negatively impacted by warm weather throughout most of 2010 which also contributed to lower than expected margins due to customer mix. U.S. refined fuels also offers a broad range of services including heating, ventilation and air conditioning repair, and other related services which contributed $5.6 million in gross profits included within the other services segment.

U.S. Refined Fuels Sales Volumes

Volumes by End-Use Application [1]			*Volumes by Region* [2]		
	Three months ended June 30,			**Three months ended June 30,**	
(millions of litres)	**2010**	2009		**2010**	2009
Residential	**68**	-	Northeast United States	**403**	-
Commercial	**196**	-			
Automotive	**139**	-			
	403	-		**403**	-

Volumes by End-Use Application [1]			*Volumes by Region* [2]		
	Six months ended June 30,			**Six months ended June 30,**	
(millions of litres)	**2010**	2009		**2010**	2009
Residential	**238**	-	Northeast United States	**872**	-
Commercial	**396**	-			
Automotive	**238**	-			
	872	-		**872**	-

[1] **Volume**: Volume of heating oil, propane, diesel and gasoline sold (millions of litres).

[2] **Regions**: Northeast United States region consists of Pennsylvania, Connecticut, New York, and Rhode Island.

Other Services

Other services gross profit was $9.8 million in the second quarter, an increase of $4.9 million over the prior year quarter due primarily to the contribution from the acquisitions completed by the U.S. refined fuels business. Excluding the contribution from the U.S. refined fuels business, other services gross profit decreased by $0.7 million due to lower rental and service and installation gross profit as a result of the weaker overall economic environment.

Supply Portfolio Management

Supply portfolio management related gross profits were $0.7 million in the second quarter, a decrease of $0.4 million compared to the prior year quarter. The decline in gross profits is due to reduced demand, warm weather and a weaker pricing environment.

Fixed-Price Energy Services

Fixed-Price Energy Services Gross Profit

(millions of dollars except volume and per unit amounts)	**Three months ended June 30, 2010**			Three months ended June 30, 2009		
	Gross Profit	**Volume**	**Per Unit**	Gross Profit	Volume	Per Unit
Natural Gas [1]	**5.89**	**6.8 GJ**	**86.6 ¢/GJ**	8.00	8.3 GJ	96.4 ¢/GJ
Electricity [2]	**0.88**	**73.4 KWh**	**1.20 ¢/KWh**	0.30	38.1KWh	0.79 ¢/KWh
Total	**6.77**			8.30		
(millions of dollars except volume and per unit amounts)	**Six months ended June 30, 2010**			Six months ended June 30, 2009		
	Gross Profit	**Volume**	**Per Unit**	Gross Profit	Volume	Per Unit
Natural Gas [1]	**12.51**	**14.2 GJ**	**88.0 ¢/GJ**	14.78	16.4 GJ	90.1 ¢/GJ
Electricity [2]	**1.76**	**194.2 KWh**	**0.91 ¢/KWh**	0.52	69.0KWh	0.75 ¢/KWh
Total	**14.27**			15.30		

(1) Natural gas volumes and per unit amounts are expressed in millions of gigajoules (GJ).
(2) Electricity volumes and per unit amounts are expressed in millions of kilowatt hours (KWh).

Fixed-price energy services gross profit was $6.8 million in the second quarter, a decrease of $1.5 million compared to the prior year quarter. Gross profit from natural gas was $5.9 million in the second quarter, a decrease of $2.1 million or 26% compared to the prior year quarter, as natural gas volumes sold decreased by 18% and gross profit per gigajoule (GJ) of 86.6 cents was 10% lower than the prior year quarter. Natural gas sales volumes decreased due to lower residential volumes as a result of reduced residential customer aggregation as fixed-price energy services continues to focus marketing efforts on commercial customers in the Ontario and Quebec markets. Natural gas gross profit per cents per millions of GJ's was modestly lower than the prior year quarter due to higher charges associated with load balancing related to higher than normal temperatures. Electricity gross profit in the second quarter of 2010 was $0.9 million, $0.6 million higher than the prior year quarter due to the aggregation of additional commercial customers over the past twelve months.

Operating costs

Cash operating and administrative costs of $86.9 million increased by $31.6 million or 57% from the prior year quarter. The increase in expenses was due primarily to the contribution from the acquisition of the U.S. refined fuels assets and Griffith, higher maintenance costs and bad debt provisions offset in part by lower wages and benefits related to expense management initiatives in response to fluctuations in volumes. Operating costs were also impacted by one time integration costs within Superiors' U.S. refined fuels business.

Acquisition of Griffith Holdings Inc.

On January 20, 2010, Superior completed its acquisition of the shares of Griffith Holdings, Inc. (Griffith) for consideration of approximately $147.3 million (US$140.6 million), inclusive of working capital adjustments and transaction costs. Griffith is a retail and wholesale distributor of retail propane, heating oil and motor fuels in upstate New York.

Outlook

Energy Services' expects EBITDA from operations for 2010 to be between $110 million and $120 million. Energy Services' previous outlook as provided in the 2010 first quarter Management's Discussion and Analysis was $125 million to $135 million. The decrease in the 2010 outlook is primarily related to weaker than expected year to date results due to warmer than expected weather, customer mix and ongoing competitive pressures. The EBITDA from operations outlook for 2011 is between $140 million and $155 million, it has been reduced by $5 million on the low end of the range when compared with the outlook provided in the 2010 first quarter Management's Discussion and Analysis. Significant assumptions underlying its current outlook are:

- Average temperatures across Canada are expected to return to the most recent five-year average for 2010 and 2011. Average temperatures in the northeast United States are expected to be consistent with the most recent five-year average for 2010 and 2011;

- Total propane and U.S. refined fuels related sales volumes in 2010 compared to 2009 are anticipated to decrease due to the continued slow economic recovery, competitive pressures and the year to date shortfall in volumes. Sales volumes are expected to begin to grow in 2011 as market conditions and the economy improves;
- Wholesale propane, and U.S. refined fuels related prices will not significantly impact demand for propane, refined fuels and related services;
- Supply portfolio management gross profit will be lower than 2009 as reduced volatility in the wholesale cost of propane will result in fewer trading opportunities. Supply portfolio management gross profit are expected to return to historic levels beginning in 2011;
- Fixed price energy services will be able to access sales channel agents on acceptable contract terms and expects gross profit to modestly decrease in 2010 and 2011 due to reduced customer aggregation estimates primarily in the B.C. residential natural gas market; and
- The commercial electricity market in Ontario is expected to provide growth opportunities in 2010 and 2011.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of significant business risks affecting Energy Services' businesses.

Specialty Chemicals

Specialty Chemicals' condensed operating results for the three and six months ended June 30, 2010 and 2009 are provided in the following table.

(millions of dollars except per metric tonne (MT) amounts)	**Three months ended June 30,**				**Six months ended June 30,**			
	2010		2009		**2010**		2009	
		$ per MT		$ per MT		**$ per MT**		$ per MT
Chemical Revenue[1] [2]	**116.5**	**637**	115.5	745	**226.5**	**642**	235.8	762
Chemical Cost of Sales [1] [2]	**(63.2)**	**(345)**	(64.5)	(416)	**(122.2)**	**(346)**	(122.1)	(394)
Chemical Gross Profit	**53.3**	**292**	51.0	329	**104.3**	**296**	113.7	368
Less: Cash operating and administrative costs[1]	**(29.5)**	**(161)**	(30.8)	(199)	**(59.4)**	**(168)**	(61.4)	(198)
EBITDA from operations	**23.8**	**131**	20.2	130	**44.9**	**128**	52.3	170
Chemical volumes sold (thousands of MTs)	**183**		155		**353**		310	

(1) In order to better reflect the results of its operations, Superior has reclassified certain amounts for purposes of this management's discussion analysis related to derivative financial instruments, non-cash amortization and foreign currency translation losses/gains related to U.S.-denominated working capital. See Reconciliation of Divisional Segmented Revenue and Cost of Sales to EBITDA for detailed amounts.

(2) Certain reclassifications of prior period amounts have been made to conform to current year presentation. Specifically, for the three and six months ended June 30, 2009 $3.5 million and $5.2 million have been reclassified to chemical revenue from technology revenue to provide comparative presentation of Specialty Chemicals revenue. Also for the three and six months ended June 30, 2009 $1.7 million and $2.2 million have been reclassified to chemical cost of sales from technology cost of sales to provide comparative presentation of Specialty Chemicals cost of sales.

Chemical revenue for the second quarter of $116.5 million was $1.0 million or 1% higher than the prior year quarter as a result of increased sodium chlorate chloralkali/potassium sales volumes offset in part by reduced average selling prices of chloralkali/potassium products. Second quarter gross profit of $53.3 million was $2.3 million higher than the prior year quarter due principally to higher sodium chlorate gross profits offset in part by reduced chloralkali/ potassium gross profits. Sodium chlorate gross profits were higher than the prior year due principally to an increase in sales volumes offset in part by a decrease in average selling prices due to the appreciation of the Canadian dollar relative to the US dollar on US-denominated sales. Sodium chlorate sales volumes increased by 14,000 tonnes or 14% compared to the prior year quarter due principally to increased sales volumes in North America as result of increased market demand for pulp. Chloralkali/potassium gross profits were lower than the prior year quarter as a result of decreased average aggregate selling prices which more than offset a 12,000 tonne or 23% increase in sales volumes. Sales prices for chloralkali/potassium based products for the second quarter of 2010 decreased as compared to the prior year quarter which experienced historically high pricing levels for caustic and potassium hydroxide in response to increases in the cost of potash, the primary input cost in the production of potassium products. Sales volumes of chloralkali/potassium products in the second quarter increased primarily due to higher production capacity resulting from the Port Edwards expansion completed in the fourth quarter of 2009.

Cash operating and administrative costs of $29.5 million were $1.3 million or 4% lower than the prior year quarter due to reduced bad debt provisions and the impact of the appreciation of the Canadian dollar on US-denominated expenses.

Outlook

Superior expects 2010 EBITDA from operations from its Specialty Chemicals business to be between $95 million and $105 million, an increase of $3 million from the outlook provided in the first quarter Management's Discussion and Analysis. The 2011 EBITDA from operations outlook is expected to be between $105 million and $115 million, an increase from the previous outlook as provided in the first quarter Management's Discussion and Analysis of between $100 million and $110 million. The increase in Specialty Chemicals' 2011 outlook is related to an improved outlook for North American chemical demand and pulp market fundamentals going forward. Significant assumptions underlying the current outlook are:

- Supply and demand fundamentals for sodium chlorate will be stronger than in 2009, resulting in increased sales volumes during 2010 and 2011. Pricing is expected to increase modestly from current levels into 2011;
- Chloralkali/potassium revenues will be lower than 2009 as the increase in production from the expansion of the Port Edwards project in the fourth quarter of 2009 is more than offset by weaker chloralkali pricing and the continued slow economic recovery. Chloralkali pricing and sales volumes are expected to strengthen in 2011 as market conditions continue to improve; and
- Average plant utilization will approximate 85% to 90% in 2010 and exceed 90% in 2011 reflecting improved utilization of the additional Port Edwards' capacity.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of the significant business risks affecting Superior's Specialty Chemicals' segment.

Construction Products Distribution

Construction Products Distribution's condensed operating results for the three and six months ended June 30, 2010 and 2009 are provided in the following table.

	Three months ended June 30,		**Six months ended June 30,**	
(millions of dollars)	**2010**	2009	**2010**	2009
Distribution and direct sales revenue[1]	**179.6**	98.2	**346.6**	192.3
Distribution and direct sales cost of sales	**(138.1)**	(73.9)	**(266.0)**	(143.6)
Distribution and direct sales gross profit	**41.5**	24.3	**80.6**	48.7
Less: Cash operating and administrative costs	**(36.0)**	(21.0)	**(70.9)**	(43.9)
EBITDA from operations	**5.5**	3.3	**9.7**	4.8

(1) In order to better reflect the results of its operations, Superior has reclassified certain amounts for purposes of this management's discussion analysis to present its results as if it had accounted for various transactions as accounting hedges. See Reconciliation of Divisional Segmented Revenue and Cost of Sales to EBITDA for detailed amounts.

Distribution and direct sales revenues of $179.6 million for the second quarter of 2010 was $81.4 million or 83% higher than the prior year quarter due primarily to the contribution from the acquisition of SPI and higher sales volumes offset in part by lower selling prices. Distribution and direct sales gross profit of $41.5 million in the second quarter was $17.2 million or 71% higher than the prior year quarter, due principally to the contribution of the acquisition of SPI and higher sales volumes, offset in part by lower percentage sales margins. Distribution drywall sales volumes, an indicator of overall distribution sales volumes, increased by 5% from the prior year quarter. The increase in distribution sales volumes was due to improvements in new home residential housing starts in some operating regions, particularly in Ontario. Sales volumes in the commercial construction segment continue to be challenged by a difficult operating environment primarily in the U.S. which is currently operating at or near record low levels. Percentage sales margins were lower than the prior year quarter as a result of competitive pressures and lower margin sales contribution from SPI. Cash operating and administrative costs of $36.0 million were $15.0 million or 71% higher than the prior year quarter due to the contribution of the acquisition of SPI, restructuring costs and one time integration costs, offset in part by the impact of cost reduction programs and lower warehouse wages and fleet costs due to reduced sales volumes.

On June 28, 2010 Construction Products Distribution completed the acquisition of certain assets of a Western Canadian commercial and industrial insulation distributor (Burnaby Assets) for an aggregate purchase price of $18.3 million including transaction related costs. The assets acquired consist of three operating branches in Alberta and British Columbia and allows Construction Products Distribution to expand its commercial and industrial distribution business in Canada.

Outlook

Superior expects Construction Products Distribution's EBITDA from operations for 2010 to be between $25 million and $35 million, increasing in 2011 to between $30 million and $40 million. Construction Products Distribution's previous outlook as provided in the first quarter Management's Discussion and Analysis was between $35 million to $45 million for 2010 and between $40 million to $50 million for 2011. The reduction in Construction Products Distribution's 2010 and 2011 outlooks reflect the continued weak commercial market and slow recovery in residential markets. Significant assumptions underlying its current outlook are:

- Sales volumes compared to 2009 are expected to modestly improve during the later half of 2010 and into 2011 as suggested by positive leading indicators in new home residential activity in both Canada and select U.S. markets;
- Sales margins compared to 2009 are expected to decrease slightly due to on going competitive pressures and impact of the slower than expected economic recovery; and
- Sales volumes for industrial insulation and commercial products in 2010 will be lower due to reduced commercial and industrial activity compared to the prior year. Sales volumes for both industrial insulation and commercial products are expected to modestly increase in 2011 as these markets begin to recover.

In addition to the Construction Products Distribution segment's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of the significant business risks affecting Superior's Construction Products Distribution segment.

Consolidated Capital Expenditure Summary

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2010**	2009	**2010**	2009
Efficiency, process improvement and growth related	**6.5**	5.1	**12.1**	12.9
Other capital	**3.9**	1.8	**4.6**	3.3
Port Edwards conversion project	–	29.6	–	56.2
	10.4	36.5	**16.7**	72.4
Acquisition of Griffith	–	–	**147.3**	–
Acquisition of Burnaby Assets	**18.3**	–	**18.3**	–
Other acquisitions	**(0.1)**	–	**0.3**	–
Earn-out payment on prior acquisition	–	–	–	0.6
Proceeds on disposition of capital	**(1.3)**	(1.1)	**(1.8)**	(2.9)
Total net capital expenditures	**27.3**	35.4	**180.8**	70.1

Efficiency, process improvement and growth related expenditures were $6.5 million in the second quarter compared to $5.1 million in the prior year quarter. Efficiency, process improvement and growth related expenditures were incurred primarily in relation to Specialty Chemicals' various efficiency projects, and Construction Products Distributions' system conversion. Other capital expenditures were $3.9 million in the second quarter compared to $1.8 million in the prior year quarter, consisting primarily of required maintenance and general capital across all of Superior's segments. During the second quarter, as previously discussed, Superior completed the acquisition of Burnaby Assets for $18.3 million. Proceeds on the disposal of capital were $1.3 million in the second quarter and consisted of Superior's disposition of surplus tanks and cylinders.

Corporate and Interest Costs

Corporate costs for the second quarter were $3.5 million, compared to $3.2 million in the prior year quarter. Corporate costs were impacted by higher professional costs, consulting costs and higher foreign currency translation losses on the revaluation of US dollar cash transactions and US dollar-denominated interest payable.

Interest expense on revolving term bank credits and term loans for the second quarter was $10.6 million, an increase of $6.6 million from the prior year quarter. The increase in interest costs was primarily due to the impact of higher average debt levels associated with the acquisition of Griffith and other acquisitions completed in 2009, modestly higher interest rates and the higher interest costs associated with the issuance of 8.25% senior unsecured debentures on October 27, 2009. The increase in interest costs was partially offset by depreciation of the US dollar relative to the Canadian dollar on US-denominated interest. See "Liquidity and Capital Resources" discussion for further details on the change in average debt levels.

Interest on Superior's convertible unsecured subordinated debentures ("Debentures" which includes all series of convertible unsecured subordinated debentures) was $6.3 million (net of $1.4 million of realized gains on interest rate swaps) for the second quarter of 2010, $2.6 million higher than the prior year quarter of $3.7 million. The increase in debenture interest is primarily due to the issuance of $69.0 million, 7.50% convertible debentures on August 28, 2009, issued in part to partially finance the acquisition of SPI and the U.S. refined fuels assets offset in part by realized gains on interest rate swaps of $1.4 million (2009 Q2 - $nil million). The issuance of $172.5 million, 5.75% convertible debentures on March 25, 2010 also contributed to higher debenture interest costs as compared to the prior year quarter.

Taxation

Total income tax recovery for the second quarter was $7.4 million, and consists of $0.1 million in cash income tax recovery and $7.3 million in future income tax recovery, compared to a total income tax expense of $3.5 million in the prior year quarter, which consisted of $1.2 million in cash income taxes and a $2.3 million future income tax expense.

Cash income and withholding taxes for the second quarter was $0.1 million and consisted of a cash tax recovery in the U.S. of $0.1 million (2009 Q2 - $0.9 million of U.S. cash taxes expense and capital taxes and withholding taxes of $0.3 million). The decrease in U.S. cash income taxes was primarily due to the tax amortization resulting from the commissioning of the Port Edwards conversion in the fourth quarter of 2009. Future income tax recovery for the second quarter was $7.3 million (2009 Q2 - $2.3 million future income tax expense), resulting in a corresponding net future income tax asset of $166.3 million and a net deferred credit of $257.1 million as at June 30, 2010. Future income taxes were impacted by the tax basis benefit associated with the start-up of the Port Edwards facility in the prior year, the impact of unrealized losses on derivative financial instruments and the excess of accounting claims over the utilization of tax pools.

Consolidated Outlook

Superior expects adjusted cash flow from operations for 2010 to be between $1.50 and $1.65 per share and for 2011 to be between $1.85 and $2.05 per share. Superior's previous outlook as provided in the 2010 first quarter Management's Discussion and Analysis for 2010 was between $1.75 and $1.95 per share and for 2011 was between $2.00 and $2.20 per share. The reduction in adjusted cash flow per share for 2010 is primarily related to lower than expected year to date results due to warm weather, competitive pressures and a slower than expected economic recovery forecast for the remainder of the year. The reduction in the 2011 outlook is primarily related to continued weakness in commercial activity in the U.S. which has reduced the outlook for the Construction Products Distribution segment and a slower than anticipated economic recovery. Superior's consolidated adjusted operating cash flow outlook is predominantly dependent on the operating results of its three operating segments. See the discussion of operating results by segment for additional details on Superior's 2010 and 2011 guidance. In addition to the operating results of Superior's three operating segments, significant assumptions underlying Superior's current 2010 and 2011 outlook are:

- The slow economic recovery in Canada and the United States is expected to continue in 2010 and 2011;
- Superior continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and US dollar is expected to average par in 2010 and 2011 on all unhedged foreign currency transactions;
- Financial and physical counterparties continue to fulfill their obligations to Superior;
- Regulatory authorities do not impose any new regulations impacting Superior;
- Superior's average interest rate on floating-rate is expected to increase modestly throughout 2010 and 2011;
- The per share outlooks for 2010 and 2011 include the impact of Superior's dividend reinvestment program (DRIP) which was restarted effective the payment of the May 2010 dividend; and
- U.S. based cash taxes for 2010 are expected to be minimal in 2010 as a result of the tax basis associated with the completion of the Port Edwards conversion and begin to increase in 2011 due to improved U.S. based results and lower tax basis.

In addition to Superior's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior's significant business risks.

Liquidity and Capital Resources
Superior's revolving term bank credit (Credit Facility) and term loans before deferred financing fees, including $85.4 million related to Superior's accounts receivable securitization program totaled $662.8 million as at June 30, 2010, a decrease of $75.3 million from December 31, 2009. The decrease in revolving term bank credits and terms loans is predominately due to the issuance of $172.5 million in convertible debentures, the issuance of equity during the first and second quarters, offset in part by the acquisition of Griffith and higher net working capital requirements. On June 25, 2010, Superior completed an extension of its Credit Facility with ten lenders and reduced the facility from $600 million to $450 million. The Credit Facility matures on June 28, 2013 and can be expanded up to $750 million. See "Summary of Cash Flows" for a complete summary of Superior's sources and uses of cash.

As at June 30, 2010, Debentures before deferred issue costs issued by Superior totaled $489.3 million, which is $172.6 million higher than the balance as at December 31, 2009. The increase in Debentures is due to the issuance of $172.5 million in 5.75% convertible unsecured subordinated debentures during the first quarter. The 5.75% debentures mature June 30, 2017. See Note 8 to the unaudited Interim Consolidated Financial Statements for additional details on Superior's Debentures.

As at June 30, 2010, approximately $169.5 million was available under the Credit Facility and accounts receivable securitization program, which Superior considers sufficient to meet its net working capital funding requirements and expected capital expenditures.

Consolidated net working capital was $201.3 million as at June 30, 2010, an increase of $17.5 million from net working capital of $183.8 million as at December 31, 2009. The increase in net working capital was primarily due to the working capital associated with the acquisition of Griffith and delayed invoicing associated with a system conversion within the Canadian propane distribution business offset in part by the seasonal reduction in working capital levels within the Energy Services segment. Lower net working capital levels at Construction Products Distribution are due primarily to the impact of reduced sales activity and working capital management initiatives, while working capital at Specialty Chemicals was impacted by lower payables associated with the Port Edwards conversion. Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program.

In May 2010, Superior reestablished its Dividend Reinvestment Program and Optional Share Purchase Plan (DRIP), commencing with the payment of the May 2010 dividend. The DRIP provides Shareholders with the opportunity to reinvest their cash dividends at a 5% discount to the market price of Superior's shares. For the three months ended June 30, 2010, proceeds of $1.5 million were received from the May dividend.

On January 27, 2010, Superior and its subsidiaries, Superior LP and Superior Plus U.S. Holdings Inc., completed an expansion of the Credit Facility from $570 million to $600 million. The Credit Facility was subsequently reduced to $450 million on June 25, 2010, as noted above. In addition, certain debt definitions used in the calculation of Superior's financial covenant ratios in the Credit Facility have been amended, together with corresponding amendments to the related financial covenant ratios. The previous consolidated senior debt coverage ratio requirement has been replaced with a Consolidated Secured Debt (as defined in the Credit Facility) coverage ratio requirement. The new definition of Consolidated Secured Debt under the Credit Facility excludes the $150 million of senior unsecured debentures of Superior Plus LP issued on October 27, 2009, which are included in the calculation of Consolidated Debt for the purposes of the Consolidated Debt coverage ratio requirement. As a result of the new definition of Consolidated Secured Debt, Superior must maintain a Consolidated Secured Debt to compliance EBITDA ratio of not more than 3.0 to 1.0 compared to the previous senior debt to compliance EBITDA ratio which was 3.5 to 1.0. Superior's Consolidated Debt, excluding convertible unsecured subordinated debentures, to compliance EBITDA coverage ratio requirement for compliance purposes is unchanged at not more than 5.0 to 1.0. Effective March 25, 2010, Superior and Superior LP, amended certain financial covenant ratios in its U.S. Note Purchase Agreement dated October 29, 2003 (Note Agreement) to make them consistent with the financial covenant ratios under its existing Credit Facility other than the exclusion of any borrowings from the accounts receivable securitization program from compliance EBITDA ratio calculations.

At June 30, 2010, the Consolidated Secured Debt to compliance EBITDA ratio when calculated in accordance with Superior's Credit Facility was 2.4 times to 1.0 (December 31, 2009 – 2.2 times) and the Consolidated Debt to compliance EBITDA ratio when calculated in accordance with Superior's Credit Facility was 3.1 times to 1.0 (December 31, 2009 – 2.8 times). As noted above the Consolidated Debt to compliance EBITDA for purposes of Superior's covenants does not include the Debentures. These ratios are within the requirements contained in Superior's debt covenants, which restrict its ability to pay dividends. In accordance with Superior's Credit Facility, Superior must maintain a Consolidated Secured Debt to compliance EBITDA ratio of not more than 3.0 to 1.0 and not more than 3.5 to 1.0 as a result of acquisitions. In addition, Superior must maintain a Consolidated Debt to compliance EBITDA ratio of not more than 5.0 to 1.0, excluding convertible unsecured subordinated debentures. Distributions (including payments to Debenture holders) cannot exceed compliance EBITDA less cash income taxes, plus $35.0 million on a trailing twelve month rolling basis.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivable on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements, which represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at June 30, 2010, proceeds of $85.4 million (December 31, 2009 – $92.7 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the unaudited Interim Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements. Effective July 2, 2010, Superior extended the maturity of its accounts receivable securitization program until June 29, 2011.

On January 20, 2010, DBRS confirmed Superior LP's senior secured notes and senior unsecured debenture ratings at BBB(low) and BB(high), respectively, both with stable trends. On July 29, 2010, Standard and Poor's confirmed Superior LP's senior secured long-term debt credit rating at BBB- and its senior unsecured rating at BB-, Superior's corporate credit rating was revised to BB (stable) from BB+(negative watch). DBRS is currently in the process of completing its annual credit review, which is anticipated to be completed during the third quarter of 2010.

At June 30, 2010, Superior had an estimated defined benefit pension solvency deficiency of approximately $30 million and going concern solvency deficiency of approximately $22 million. Funding requirements required by applicable pension legislation are based upon going concern and solvency actuarial assumptions. These assumptions differ from the going concern actuarial assumptions used in Superior's financial statements. Superior has sufficient liquidity through existing revolving term bank credits and anticipated future operating cash flow to fund this deficiency over the prescribed funding period.

In the normal course of business, Superior is subject to lawsuits and claims. Superior believes the resolution of these matters will not have a material adverse effect, individually or in the aggregate, on Superior's liquidity, consolidated financial position or results of operations. Superior records costs as they are incurred or when they become determinable.

Shareholders' Capital

The weighted average number of shares outstanding during the second quarter was 105.0 million shares, an increase of 16.6 million shares compared to the prior year quarter due to the issuance of 17,870,211 common shares over the past twelve months. The following table provides a detailed breakdown of the common shares issued over the last twelve months:

	Closing Date	Issuance Price per Share	Issued Number of Common Shares (Millions)
As at June 30, 2009			**88.4**
Issuance of common shares to partially finance the acquisition of Sunoco U.S. refined fuels assets	September 23, 2009	$11.35	4.0
Private placement of common shares to partially finance the Acquisition of SPI	September 24, 2009	$11.63	2.8
Issuance of common shares upon closing of the over-allotment option associated with the September 23, 2009 offering	October 8, 2009	$11.35	0.6
Issuance of common shares to partially finance the acquisition of Griffith CH U.S. refined fuels assets	November 26, 2009	$12.00	4.1
Issuance of common shares to partially finance the acquisition of Griffith Holdings Inc.	February 10, 2010	$13.85	5.0
Issuance of common shares to partially finance the acquisition of Burnaby assets	June 28, 2010	$13.27	1.2
Issuance of common shares under Superior's dividend reinvestment plan	June 15, 2010	$12.11	0.1
As at June 30, 2010			**106.2**

As at August 5, 2010, June 30, 2010, and December 31, 2009, the following shares and securities convertible into shares were outstanding:

	August 5, 2010		**June 30, 2010**		December 31, 2009	
(millions)	**Convertible Securities**	**Shares**	**Convertible Securities**	**Shares**	Convertible Securities	Shares
Common shares outstanding		106.4		**106.2**		99.9
5.75% Debentures (convertible at $36.00 per share)	$174.9	4.9	**$174.9**	**4.9**	$174.9	4.9
5.85% Debentures (convertible at $31.25 per share)	$75.0	2.4	**$75.0**	**2.4**	$75.0	2.4
7.50% Debentures (convertible at $13.10 per share)	$69.0	5.3	**$69.0**	**5.3**	$69.0	5.3
5.75% Debentures (convertible at $19.00 per share)	$172.5	9.1	**$172.5**	**9.1**	-	-
Shares outstanding, and issuable upon conversion of debentures		128.1		**127.9**		112.5

Dividends Paid to Shareholders

Superior's dividends to its shareholders are dependent on its cash flow from operating activities with consideration for changes in working capital requirements, investing activities and financing activities of Superior. See "Summary of Adjusted Operating Cash Flow" on page 6 and "Summary of Cash Flows" on page 16 for additional details on the sources and uses of Superior's cash flow.

Dividends declared to shareholders in the second quarter were $42.8 million (before DRIP proceeds of $1.5 million) or $0.405 per share, an increase of $7.0 million as compared to the second quarter of 2009 due to the issuance of common shares over the last twelve months. Superior's current monthly dividend is $0.135 per share ($1.62 on an annualized basis). Dividends to shareholders are declared at the discretion of Superior.

Superior's primary sources and uses of cash have been detailed in the table below:

Summary of Cash Flows [(1)]

(millions of dollars)	Three months ended June 30, **2010**	2009	Six months ended June 30, **2010**	2009
Cash flows (outflows) from operating activities	**(12.9)**	75.0	**82.1**	158.4
Investing activities:				
Purchase of property, plant and equipment [(2)]	**(10.4)**	(36.5)	**(16.7)**	(72.4)
Proceeds on disposal of property, plant and equipment	**1.3**	1.1	**1.8**	2.9
Acquisition of Griffith	–	–	**(147.3)**	–
Other acquisitions	**(18.2)**	–	**(18.6)**	–
Earn-out payment on prior acquisition	–	–	–	(0.6)
Cash flows used in investing activities	**(27.3)**	(35.4)	**(180.8)**	(70.1)
Financing activities:				
Dividends paid to shareholders	**(41.3)**	(35.8)	**(83.1)**	(71.6)
Revolving term bank credits and term loans	**93.7**	36.1	**(73.6)**	(23.0)
Issuance of 5.75% convertible debentures	**(0.5)**	–	**165.6**	–
Issuance of common shares	**16.0**	–	**82.5**	–
Realized gain on derivative financial instruments	–	6.3	–	6.3
Net proceeds of accounts receivable securitization program	**(24.0)**	(39.1)	**(7.3)**	(14.1)
Other	**(5.0)**	(3.5)	**0.9**	12.0
Cash flows from (used in) financing activities	**38.9**	(36.0)	**85.0**	(90.4)
Net increase (decrease) in cash	**(1.3)**	3.6	**(13.7)**	(2.1)
Cash beginning of period	**11.9**	10.4	**24.3**	16.1
Cash end of period	**10.6**	14.0	**10.6**	14.0

[(1)] See the unaudited Consolidated Statements of Cash Flows for additional details.
[(2)] See "Consolidated Capital Expenditure Summary" for additional details.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, Energy Services entered into natural gas financial swaps primarily with Macquarie Cook Energy Canada Ltd. (formerly, Constellation Energy Commodities Group Inc.) for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, Energy Services maintains its natural gas swap positions with seven additional counterparties. Energy Services monitors its fixed-price natural gas positions on a daily basis to evaluate compliance with established risk management policies. Superior maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

Energy Services entered into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. Energy Services monitors its fixed-price electricity positions on a daily basis to evaluate compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

Energy Services entered into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Energy Services monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies.

Energy Services maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Specialty Chemicals has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.

Superior, on behalf of its operating divisions, entered into foreign currency forward contracts with twelve counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. Energy Services contracts a portion of its fixed-price natural gas, propane and heating oil purchases and sales in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. Specialty Chemicals enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at June 30, 2010, Energy Services had hedged approximately 100% of its US dollar natural gas and propane purchase (sales) obligations for 2010 and had hedged approximately 55% and 97% of its estimated US dollar exposure for the remainder of 2010 and 2011. Specialty Chemicals had hedged approximately 84% and 76% of its estimated US dollar exposure for the remainder of 2010 and 2011. Construction Products Distribution had hedged in excess of 100% of its estimated US dollar exposure for the remainder of 2010 and 2011 due to reductions to the segments outlook for those years. The estimated sensitivity on adjusted operating cash flow for Superior, including divisional US exposures and the impact on US-denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate for 2010 is $nil million and 2011 is $0.2 million, respectively after giving effect to United States forward contracts for 2010 and 2011, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2010 and 2011 of par.

(US$ millions)	2010	2011	2012	2013	2014	2015 and Thereafter	Total
Energy Services – US$ forward purchases [1]	(21.1)	(5.4)	–	–	–	–	(26.5)
Energy Services – US$ forward sales	9.7	44.6	44.0	44.0	–	–	142.3
Construction Products Distribution – US$ forward sales	11.7	18.0	24.0	24.0	–	–	77.7
Specialty Chemicals – US$ forward sales	60.0	106.5	92.5	81.0	48.0	–	388.0
Net US $ forward sales	60.3	163.7	160.5	149.0	48.0	–	581.5
Energy Services– Average US$ forward purchase rate [1]	1.13	1.11	–	–	–	–	1.13
Energy Services – Average US$ forward rate	1.06	1.06	1.06	1.06	–	–	1.06
Construction Products Distribution – Average US$ forward sales rate	1.08	1.06	1.06	1.07	–	–	1.07
Specialty Chemicals – Average US$ forward sales rate	1.08	1.15	1.09	1.07	1.07	–	1.10
Net average external US$/Cdn$ exchange rate	1.09	1.10	1.07	1.07	1.07	–	1.09
Specialty Chemicals – Euro forward sales	2.8	0.3	–	–	–	–	3.1
Specialty Chemicals – Average Euro forward sales rate	1.58	1.58	–	–	–	–	1.58

(1) Energy services is now sourcing its fixed-price natural gas requirements in Canadian dollars, as such, it will no longer be required to use United States dollar forward contracts to fix its Canadian dollar exposure.

Superior has interest rate swaps with four counterparties to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Energy Services and Construction Products Distribution deal with a large number of small customers, thereby reducing this risk. Specialty Chemicals, due to the nature of its operations, sells its products to a relatively small number of customers. Specialty Chemicals mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. Energy Services has

minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide Energy Services with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. Energy Services actively monitors the credit worthiness of its direct bill industrial customers.

For additional details on Superior's financial instruments, including the amount and classification of gains and losses recorded in Superior's second quarter Consolidated Financial Statements, summary of fair values, notional balances, effective rates and terms, and significant assumptions used in the calculation of the fair value of Superior's financial instruments, see Note 10 to the unaudited Interim Consolidated Financial Statements.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

No changes have been made in Superior's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, Superior's internal controls over financial reporting in the quarter ended June 30, 2010.

The certifying officers have limited the scope of their certification in accordance with National Instrument 52-109 for the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures resulting from the acquisition of SPI on September 24, 2009 and the acquisition of a U.S. refined fuel assets on September 30, 2009 and December 11, 2009 and of Griffith on January 20, 2010. The businesses are described under Construction Products Distribution and Energy Services.

Superior's consolidated results include revenues and net income of $157.8 million and $4.5 million, respectively, related to the SPI business. Superior's consolidated balance sheet at June 30, 2010 includes $202.0 million in total assets and total liabilities of $54.6 million related to the SPI business.

Superior's consolidated results include revenues and net income of $557.7 million and $8.4 million, respectively, related to the U.S. refined fuel assets acquired on September 30, 2009, December 11, 2009 and Griffith on January 20, 2010. Superior's consolidated balance sheet at June 30, 2010 includes $431.7 million in total assets and total liabilities of $110.2 million related to the U.S. refined fuel assets and Griffith. The financial information for the U.S. refined fuel assets and Griffith has been combined to reflect the consistent management and operating control structures, the similarity in the risks in business operations and to be consistent with how the businesses are managed and disclosed to investors.

With respect to the acquisitions of SPI, the U.S. refined fuel assets and Griffith where the scope of the CEO and CFO's certification has been limited in accordance with National Instrument 52-109, Superior's management, under the supervision of the CEO and the CFO, has evaluated the overall risk, reviewed the results of operations with operating management, and confirmed that consistent controls have operated since Superior's acquisitions and continued to operate at year end. Management is confident in the reliability of financial reporting and the preparation of financial statements included in Superior's consolidated results. In 2010, Superior will certify that the internal controls over financial reporting and the disclosure controls and procedures are designed and effective under National Instrument 52-109.

During the second quarter, Superior's Canadian propane distribution business updated their JD Edwards enterprise system to the most recent version. While management has concluded that the change did not materially affect Superior's internal controls over financial reporting, a number of business issues were experienced as a result of the upgrade that impacted working capital and customer communications. Benefits have been experienced in process efficiency and improved internal controls. The planning and execution of the system transition was overseen by senior management with involvement by the President and VP Finance of the businesses and the certifying officers.

Critical Accounting Policies and Estimates

Superior's unaudited Interim Consolidated Financial Statements have been prepared in accordance with GAAP. The significant accounting policies are described in the audited Consolidated Financial Statements, see Note 2 on pages 59 to 66 of the 2009 annual report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful

accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments and the assessment of potential asset retirement obligations.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including Superior Plus Corp. The changeover date from GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

During 2008, Superior formed an IFRS project team to develop an IFRS transition plan. Superior's approach was to assess and coordinate ongoing training requirements in conjunction with the development of a comprehensive diagnostic/planning document throughout the first and second quarters of 2009. Superior's diagnostic plan was substantially completed in the fourth quarter of 2009 and includes the assessment of differences between GAAP and IFRS, options available under IFRS, potential system requirements as a result of the adoption of IFRS, and the impact on internal controls and other business activities. Superior continues to execute its detailed IFRS transition plan which is on schedule.

The initial adoption of IFRS has required Superior to review each of its accounting policies and determine whether or not a change is required or permitted under IFRS and whether any amended policy is required to be applied on a retrospective or prospective basis. This review was performed in accordance with IFRS 1 *First-time Adoption of International Financial Reporting Standards* which provides guidance for initial adoption, policy choice option and exemptions available.

The table below summarizes some of the choices available concerning certain exemptions from retrospective application of IFRS standards at the time of changeover that are provided by IFRS 1. Superior intentions upon transition as at January 1, 2010 are summarized below:

Optional Exemption	**Exemption and Intention**
Business Combinations	Under this exemption, Superior may elect not to apply IFRS 3 *Business Combinations* retrospectively to prior business combinations. This standard may be applied prospectively from the date of the opening IFRS balance sheet. Superior intends to use this exemption upon transition to IFRS.
Fair value or revaluation as deemed cost	This exemption allows Superior to initially measure an item of property, plant and equipment upon transition to IFRS at fair value or a previous GAAP valuation method such as historical cost. Superior intends to utilize this exemption to the extent possible upon transition to IFRS.
Employee Benefits	This exemption permits Superior to reset the cumulative actuarial gains and losses to zero by recognizing the full amount in retained earnings of the opening IFRS balance sheet. Superior intends to use this exemption upon transition to IFRS. The financial statement impact upon transition to IFRS is an estimated decrease in the accrued pension asset of approximately $20 million and an increase in accumulated deficit of approximately $20 million.
Cumulative translation differences	This exemption permits Superior to reset the cumulative translation differences to zero by recognizing the full amount in retained earnings of the opening IFRS balance sheet. Superior intends to use this exemption upon transition to IFRS. The financial statement impact upon transition to IFRS is an estimated decrease in accumulated other comprehensive loss of approximately $23 million and a decrease in accumulated deficit of approximately $23 million.
Share-based payment transactions	A first time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. Superior intends to apply this exemption upon transition to IFRS and will apply IFRS 2 on a prospective basis.
Leases	This exemption permits Superior to comply with IFRIC 4 *Determining whether an Arrangement contains a Lease* on a prospective basis to all outstanding arrangements as at the date of transition to IFRS. Superior intends to use this exemption upon transition to IFRS and will apply IFRIC 4 on a prospective basis.

Decommissioning liabilities included in the cost of property, plant and equipment	This exemption permits Superior not to comply with IFRIC 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*, which requires changes in a decommissioning, restoration or similar liability to be applied retrospectively and to be added to or deducted from the cost of the asset to which it relates. Superior intends to use this exemption upon transition to IFRS.

In addition to the optional exemptions under IFRS 1, Superior's applied the mandatory exceptions to retrospectively applying the following IFRS standards; Derecognizing of financial assets and financial liabilities, Hedge accounting, Estimates and Non-controlling interests.

At this time, Superior is able to reasonably estimate the impact that the adoption of IFRS may have on its opening January 1, 2010 IFRS balance sheet based on IFRS standards currently effective. Superior's assessments of the areas which are expected to have a significant impact upon adoption of IFRS are summarized in the table below but should not be viewed as an all-encompassing listing at this time.

Standards	**Comparison between IFRS and GAAP**	**Findings**	**Estimated financial impact on Superior's January 1, 2010 opening IFRS balance sheet**
IAS 16 *Property, plant and equipment*	***Componentization*** IFRS: Property, plant and equipment have to be recorded and amortized based on material components. GAAP: Component identification rules are less stringent.	***Componentization*** Superior has identified several new material component categories under IAS 16. This will result in reclassification of some property, plant and equipment into the new categories. This will result in changes to the useful lives of some components of property, plant and equipment.	***Componentization*** The expected impact upon transition to IFRS is an estimated decrease in accumulated amortization of various property, plant and equipment components of approximately $42 million and a decrease in accumulated deficit of approximately $42 million.
	Major inspections and overhauls IFRS: Costs related to major inspections and overhauls required at regular intervals over the life of an item of property, plant and equipment are capitalized if the recognition criteria is met. GAAP: Only costs meeting the criteria to be classified as betterment are capitalized.	***Major inspections and overhauls*** Superior has identified some major inspections and overhauls which meet the recognition criteria under IFRS. Superior retroactively applied IAS 16 to previously expensed major inspection and overhauls costs. This will result in the capitalization of previously expensed major inspection and overhauls costs.	***Major inspections and overhauls*** The expected impact upon transition to IFRS is an estimated net increase in property, plant and equipment of approximately $33 million and a decrease in accumulated deficit of approximately $33 million.
IAS 39 *Derecognizing Financial Assets and Financial Liabilities*	IFRS: Various criteria much be met in order for derecognizing financial assets and financial liabilities from the balance sheet. GAAP: Criteria for derecognizing financial assets and financial liabilities from the balance sheet are less stringent than IFRS.	Based on an analysis of IAS 39, Superiors accounts receivable securitization program would not qualify for derecognition. As such the related accounts receivable balances and obligation would also be recorded on the balance sheet.	The expected impact upon transition to IFRS is an estimated increase of approximately $93 million to accounts receivable and an increase of approximately $93 million to revolving term bank credits and term loans.
IAS 17 *Leases*	IFRS: The criteria for determining whether a lease is considered to be a finance (capital) or operating lease are based on a number of indicators however, quantitative thresholds are not offered as an indicator a under GAAP. GAAP: The criteria for determining whether a lease is considered to be a finance (capital) lease or operating lease is based on a number of indicators and quantitative thresholds.	In applying IFRS, Superior has developed internal indicators for assessing the classification of leases under IFRS. As a result of these indicators, Superior will be classifying those leases meeting the criteria set out in IAS 17 as finance (capital) leases under IFRS. This will result in an increase in property, plant and equipment and associated lease obligations.	The expected impact upon transition to IFRS is an estimated increase in property, plant and equipment of between $70 million and $75 million. Also an increase in the lease obligations of between $55 million and $60 million are expected to be recognized upon transition.

IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*	***Post-closure remediation costs*** IFRS: Under IFRS, a provision for post-closure remediation costs may arise from either a legal or constructive obligation. GAAP: The only criteria relates to legal obligations.	Under IFRS, Superior will recognize a provision for post-closure remediation costs associated with Specialty Chemicals various plants. Currently under GAAP Superior does not have any provision for these costs in the Specialty Chemicals segment.	The expected impact upon transition to IFRS is an estimated net increase in property, plant and equipment of approximately $4 million, an increase in liabilities of approximately $6 million and an increase in accumulated deficit of approximately $2 million.
IAS 12 *Income Taxes*	***Deferred credit*** IFRS: Any amounts relating to deferred credits are recognized immediately in net earnings. GAAP: Recognition of deferred credits on the balance sheet are specifically addressed under Emerging Issues Committee (EIC) - 110 Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations. Under EIC – 110, any deferred credits are amortized into net earnings as the related assets are utilized.	Based on an analysis of IAS 12, Superior will adjust the deferred credit liability to zero upon transition to IFRS.	The expected impact upon transition to IFRS is an estimated decrease to the deferred credit of approximately $271 million and an increase to accumulated deficit of approximately $271 million. Superior is still evaluating the qualitative and quantitative impact of IAS 12 and further adjustments may be required once completed.
IAS 36 *Impairment of Assets*	***Reversing Impairment Losses*** IFRS: An impairment loss recognized in prior periods for an asset other than goodwill is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. GAAP: Impairment losses are not reversed.	Superior has reviewed prior impairment of assets and determined that a reversal should be recognized. The impairment charged recognized in 2005 on Specialty Chemicals Valdosta facility will be reversed based on the estimated net book value of the related assets as at January 1, 2010.	The expected impact upon transition to IFRS is an estimated net increase to property, plant and equipment of approximately $54 million and a decrease of approximately $54 million to accumulated deficit.

Superior will continue to assess the impact of changes to International Financial Reporting Standards on the expected opening balance sheet adjustments summarized above. The actual adjustments recorded in Superior's opening balance sheet as at January 1, 2010 may differ significantly from these estimates and may include other areas Superior is still assessing at this time.

Quarterly Financial and Operating Information

	2010 Quarters		2009 Quarters				2008 Quarters	
(millions of dollars except per trust unit amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third
Canadian propane sales volumes (millions of litres)	249	380	373	224	249	431	390	244
U.S. refined fuels sales volumes (millions of litres)	403	469	153	–	–	–	–	–
Natural gas sales volumes (millions of GJs)	7	7	8	8	8	8	8	8
Electricity sales volumes (millions of KwH)	73	74	68	56	38	31	28	18
Chemical sales volumes (thousands of metric tonnes)	183	170	160	163	155	155	160	188
Gross profit	167.5	218.6	203.3	126.9	134.9	188.3	193.1	152.8
Net earnings (loss)	(18.6)	9.2	17.4	33.0	23.4	(5.5)	(19.9)	(203.9)
Per share, basic	$(0.18)	$0.09	$0.17	$0.37	$0.26	$(0.06)	$(0.23)	$(2.31)
Per share, diluted	$(0.18)	$0.09	$0.17	$0.37	$0.26	$(0.06)	$(0.23)	$(2.31)
Adjusted operating cash flow	5.1	54.7	64.4	19.3	18.9	61.3	65.0	33.5
Per share, basic and diluted	$0.05	$0.53	$0.65	$0.22	$0.21	$0.69	$0.74	$0.38
Net working capital [(1)]	201.3	138.9	183.8	132.0	72.0	83.7	152.2	227.4

[(1)] Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Non-GAAP Financial Measures

Adjusted Operating Cash Flow

Adjusted operating cash flow is equal to cash flow from operating activities as defined by Canadian generally accepted accounting principles (GAAP), adjusted for changes in non-cash working capital and customer contract related costs. Superior may deduct or include additional items to its calculation of adjusted operating cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Adjusted operating cash flow is the main performance measure used by management and investors to evaluate the performance of Superior. Readers are cautioned that adjusted operating cash flow is not a defined performance measure under GAAP and that adjusted operating cash flow cannot be assured. Superior's calculation of adjusted operating cash flow may differ from similar calculations used by comparable entities. Adjusted operating cash flow represents cash flow generated by Superior that is available for, but not necessarily limited to, changes in working capital requirements, investing activities and financing activities of Superior.

The seasonality of Superior's individual quarterly results must be assessed in the context of annualized adjusted operating cash flow. Adjustments recorded by Superior as part of its calculation of adjusted operating cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally the Energy Services segment, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can differ significantly from quarter to quarter. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer contract related costs in a manner consistent with the income statement recognition of these costs. Adjusted operating cash flow is reconciled to cash flow from operating activities on page 6.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses, and is used by Superior to assess its consolidated results and the results of its operating segments. EBITDA is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities. EBITDA of Superior's operating segments may be referred to as EBITDA from operations. Net earnings are reconciled to EBITDA from operations on page 21.

Compliance EBITDA

Compliance EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Compliance EBITDA is not a defined performance measure under GAAP. Superior's calculation of compliance EBITDA may differ from similar calculations used by comparable entities. See Note 12 to the unaudited Interim Consolidated Financial Statements for a reconciliation of net earnings (loss) to compliance EBITDA.

Reconciliation of Net Earnings to EBITDA from Operations [1] [2]

For the three months ended June 30, 2010	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**
Net earnings	**8.8**	**13.1**	**2.9**
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**11.1**	**1.1**	**2.6**
Amortization included in cost of sales	**–**	**11.6**	**–**
Unrealized gains on derivative financial instruments	**(23.8)**	**(2.0)**	**–**
EBITDA from operations	**(3.9)**	**23.8**	**5.5**

For the three months ended June 30, 2009	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**
Net earnings (loss)	23.9	8.0	2.2
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	3.2	1.4	1.1
Amortization included in cost of sales	–	9.1	–
Energy Services non-cash pension expense	0.3	–	–
Unrealized losses on derivative financial instruments	(22.6)	1.7	–
Reversal of unrealized losses on derivative financial instruments previously treated as realized	2.7	–	–
EBITDA from operations	7.5	20.2	3.3

For the six months ended June 30, 2010	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**
Net earnings	**6.7**	**18.1**	**3.8**
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**22.2**	**2.2**	**5.9**
Amortization included in cost of sales	**–**	**22.4**	**–**
Unrealized losses on derivative financial instruments	**18.0**	**2.2**	**–**
EBITDA from operations	**46.9**	**44.9**	**9.7**

For the six months ended June 30, 2009	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**
Net earnings (loss)	7.5	14.8	2.6
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	9.6	2.5	2.2
Amortization included in cost of sales	–	18.2	–
Energy Services non-cash pension expense	0.7	–	–
Unrealized losses on derivative financial instruments	36.1	16.8	–
EBITDA from operations	53.9	52.3	4.8

(1) See the unaudited Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, amortization included in cost of sale, non-cash pension expense, unrealized (gains) losses on derivative financial instruments and gain on disposal of facility.

(2) See "Non-GAAP Financial Measures" for additional details.

Reconciliation of Divisional Segmented Revenue, Cost of Sales and cash operating and administrative costs included in the Management's Discussion and Analysis

	For the three months ended June 30, 2010			For the three months ended June 30, 2009		
	Energy Services	Specialty Chemicals	Construction Products Distribution	Energy Services	Specialty Chemicals	Construction Products Distribution
Revenue	493.3	115.9	179.2	236.1	120.1	98.2
Realized foreign currency gains (losses)	1.0	0.1	0.4	1.7	(2.5)	–
Foreign currency gains (losses) related to working capital	(0.4)	0.5	–	0.3	(2.1)	–
Unrealized losses on forward propane purchase contracts	–	–	–	2.7	–	–
Revenue per Management's Discussion and Analysis	493.9	116.5	179.6	240.8	115.5	98.2
Cost of goods sold	(385.3)	(76.5)	(138.1)	(148.8)	(72.5)	(73.9)
Realized foreign currency gains (losses)	(2.2)	–	–	(0.6)	–	–
Foreign currency gains (losses) related to working capital	–	–	–	0.9	–	–
Realized fixed price electricity gains (losses)	–	1.7	–	–	(1.1)	–
Realized gains (losses) on propane and heating oil purchase contracts	0.2	–	–	–	–	–
Natural gas commodity realized fixed price gains (losses)	(23.6)	–	–	(29.5)	–	–
Non-cash amortization	–	11.6	–	–	9.1	–
Cost of goods sold per Management's Discussion and Analysis	(410.9)	(63.2)	(138.1)	(178.0)	(64.5)	(73.9)
Gross profit	83.0	53.3	41.5	62.8	51.0	24.3
Cash operating and administrative costs	(87.3)	(29.0)	(36.0)	(54.4)	(32.9)	(21.0)
Non-cash pension expense	–	–	–	0.3	–	–
Reclassification of foreign currency gains and (losses) related to working capital	(0.4)	0.5	–	1.2	(2.1)	–
Cash operating and administrative costs per Management's Discussion and Analysis	(86.9)	(29.5)	(36.0)	(55.3)	(30.8)	(21.0)

	For the six months ended June 30, 2010			For the six months ended June 30, 2009		
	Energy Services	**Specialty Chemicals**	**Construction Products Distribution**	Energy Services	Specialty Chemicals	Construction Products Distribution
Revenue	**1,181.4**	**225.6**	**346.0**	621.6	244.0	192.3
Realized foreign currency gains (losses)	**1.0**	**1.3**	**0.6**	(0.9)	(6.8)	–
Foreign currency gains (losses) related to working capital	–	**(0.4)**	–	(0.1)	(1.4)	–
Unrealized losses on forward propane purchase contracts	–	–	–	–	–	–
Revenue per Management's Discussion and Analysis	**1,182.4**	**226.5**	**346.6**	620.6	235.8	192.3
Cost of goods sold	**(916.7)**	**(145.6)**	**(266.0)**	(403.7)	(140.4)	(143.6)
Realized foreign currency gains (losses)	**(4.6)**	–	–	0.3	–	–
Foreign currency gains (losses) related to working capital	–	–	–	0.7	–	–
Realized fixed price electricity gains (losses)	–	**1.0**	–	–	0.1	–
Realized gains (losses) on propane and heating oil purchase contracts	**0.2**	–	–	–	–	–
Natural gas commodity realized fixed price gains (losses)	**(39.5)**	–	–	(47.4)	–	–
Non-cash amortization	–	**22.4**	–	–	18.2	–
Cost of goods sold per Management's Discussion and Analysis	**(960.6)**	**(122.2)**	**(266.0)**	(450.1)	(122.1)	(143.6)
Gross profit	**221.8**	**104.3**	**80.6**	170.5	113.7	48.7
Cash operating and administrative costs	**(174.9)**	**(59.8)**	**(70.9)**	(116.7)	(62.8)	(43.9)
Non-cash pension expense	–	–	–	0.7	–	–
Reclassification of foreign currency gains and (losses) related to working capital	–	**(0.4)**	–	0.6	(1.4)	–
Cash operating and administrative costs per Management's Discussion and Analysis	**(174.9)**	**(59.4)**	**(70.9)**	(116.6)	(61.4)	(43.9)

Risk Factors to Superior

The risks factors and uncertainties detailed below are a summary of Superior's assessment of its material risk factors as identified in Superior's 2009 Annual Information Form under the heading "Risk Factors". For a detailed discussion of these risks, see Superior's 2009 Annual Information Form filed on the Canadian Securities Administrator's website, www.sedar.com and Superior's website, www.superiorplus.com.

Risks to Superior

Superior is entirely dependent upon the operations and assets of Superior LP. Superior's ability to make dividend payments to shareholders is dependent upon the ability of Superior LP to make distributions on its outstanding limited partnership units as well as the operations and business of Superior LP.

Although Superior intends to distribute the income allocated from Superior LP, less the amount of its expenses, indebtedness and other obligations and less amounts, if any, Superior pays in connection with the redemption of common shares, there is no assurance regarding the amounts of cash to be distributed by Superior LP or generated by Superior LP and therefore funds available for dividends to shareholders. The actual amount distributed in respect of the limited partnership units will depend on a variety of factors including, without limitation, the performance of Superior LP's operating businesses, the effect of acquisitions or dispositions on Superior LP, and other factors that may be beyond the control of Superior LP or Superior. In the event significant sustaining capital expenditures are required by Superior LP or the profitability of Superior LP declines, there would be a decrease in the amount of cash available for dividends to shareholders and such decrease could be material.

Superior's dividend policy and the distribution policy of Superior LP are subject to change at the discretion of the board of directors of Superior or the board of directors of Superior General Partner Inc., as applicable. Superior's dividend policy and the distribution policy of Superior LP are also limited by contractual agreements including agreements with lenders to Superior and its affiliates and by restrictions under corporate law.

The credit facilities of Superior LP contain covenants that require Superior LP to meet certain financial tests and that restrict, among other things, the ability of Superior LP to incur additional debt, dispose of assets or pay dividends/distributions in certain circumstances. These restrictions may preclude Superior LP from returning capital or making distributions on the limited partnership units.

The payout by Superior LP of substantially all of its available cash flow means that capital expenditures to fund growth opportunities can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Superior LP and, over time, have a material adverse effect on the amount of cash available for dividends to Shareholders.

To the extent that external sources of capital, including public and private markets, become limited or unavailable, Superior's and Superior LP's ability to make the necessary capital investments to maintain or expand the current business and to make necessary principal payments, uncertainties and assumptions under its term credit facilities may be impaired.

Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. Demand levels for approximately half of Energy Services' sales and substantially all of Specialty Chemicals and Construction Products Distribution's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, there is a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates.

A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/US dollar exchange rate can impact profitability. Superior attempts to mitigate this risk by hedging.

The timing and amount of capital expenditures incurred by Superior LP or by its subsidiaries will directly affect the amount of cash available to Superior for dividends to shareholders. Dividends may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

If the board of directors of Superior decides to issue additional common shares, preferred shares or securities convertible into common shares, existing shareholders may suffer significant dilution.

Superior has, through the contractual provisions in the Arrangement Agreement, the Indemnity Agreement and the Divestiture Agreement, and through securing certain insurance coverage, attempted to ensure that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by New Ballard, that Superior is released from any such obligations and, even where such transfer or release is not effective or is not obtained, Superior is indemnified by New Ballard for all such obligations. However, in the event New Ballard fails or is unable to meet such contractual obligations to Superior, Superior could be exposed to liabilities and risks associated with the operations of Ballard which include, without limitation, risks relating to claims with respect to intellectual property matters, product liability or environmental damages.

There can be no assurances that income tax laws in the numerous jurisdictions in which Superior operates will not be changed in a manner which adversely affects Superior and its shareholders. In addition, there can be no assurance that the Canadian Revenue Agency (or provincial tax agency), U.S. Internal Revenue Service (or a state or local tax agency), or the Chilean Internal Revenue Service (collectively the "Tax Agencies") will agree with how Superior calculates its income for tax purposes or that the various Tax Agencies will not change their administrative practices to the detriment of Superior or its Shareholders. In particular, there is the possibility that the Canada Revenue Agency could challenge the tax consequences of the Plan of Arrangement or prior Ballard transactions which could potentially affect the availability or amount of the tax basis or other tax accounts of Superior.

Risks to Superior's segments
Energy Services
Canadian Propane Distribution and U.S. Refined Fuels
Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, along with alternative energy sources that are currently under development. In addition to competition from other energy sources, Superior competes with other retail marketers. Superior's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Competition in the U.S. Refined Fuels business markets generally occurs on a local basis between large full service, multi-state marketers and smaller local independent marketers. Although the industry has seen a continued trend of consolidation over the past several years, the top ten multi-state marketers still contribute only one-third of total retail sales in the United States. Marketers primarily compete based upon price and service and tend to operate in close proximity to customers, typically within a 35-mile marketing radius from a central depot, to lower delivery costs and provide prompt service.

Weather and general economic conditions affect propane and refined fuels market volumes. Weather influences the demand for propane and heating oil used primarily for space heating uses and also for agricultural applications.

The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior's sales. Further, increases in the cost of propane encourage customers to conserve fuel and to invest in more energy-efficient equipment, reducing demand. Changes in propane supply costs are normally passed through to customers, but timing lags (the time between when Superior purchases the propane and when the customer purchases the propane) may result in positive or negative gross margin fluctuations.

Superior offers its customers various fixed-price propane and heating oil programs. In order to mitigate the price risk from offering these services, Superior uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. In periods of high propane price volatility the fixed price programs create exposure to over or under supply positions as the demand from customers may significantly exceed or fall short of supply procured. In addition, if propane prices decline significantly subsequent to customers signing up for a fixed price program there is a risk that customers will default on their commitments.

Superior's operations are subject to the risks associated with handling, storing and transporting propane in bulk. Slight quantities of propane may also be released during transfer operations. To mitigate risks, Superior has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

The U.S. Refined Fuels business, through a centralized safety and environment management system, ensures safety practices and regulatory compliance are an important part of its business. The storage and delivery of refined fuels poses the potential for spills which may impact the environment.

Superior's fuel distribution businesses are based and operate in Canada and the United States, and, as a result, such operations could be affected by changes to laws, rules or policies which may either be more favorable to competing energy sources or increase costs or otherwise negatively affect the operations of Energy Services in comparison to such competing energy sources. Any such changes could have an adverse effect on the operations of Energy Services.

Approximately 18% of Superior's propane and U.S. refined fuels distribution business's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Fixed-price energy services business
New entrants in the energy retailing business may enter the market and compete directly for the customer base that Superior targets, slowing or reducing its market share.

Fixed-price energy services purchases natural gas to meet its estimated commitments to its customers based upon their historical consumption. Depending on a number of factors, including weather, customer attrition and poor economic conditions affecting commercial customers' production levels, customers'combined natural gas consumption may vary from the volume purchased. This variance must be reconciled and settled at least annually and may require Superior to purchase or sell natural gas at market prices which may have an adverse impact on the results of this business. To mitigate balancing risk, Superior closely monitors its balancing position and takes measures such as adjusting gas deliveries and transferring gas between pools of customers, so that imbalances are minimized. In addition, Superior maintains a reserve for potential balancing costs. The reserve is reviewed on a monthly basis to ensure that it is sufficient to absorb any losses that might arise from balancing.

Fixed-price energy services matches its customers estimated electricity requirements by entering into electricity swaps in advance of acquiring customers. Depending on several factors, including weather, customers' energy consumption may vary from the volumes purchased by Superior. Superior is able to invoice existing commercial electricity customers for balancing charges when the amount of energy used is greater than or less than the tolerance levels set initially. In certain circumstances, there can be balancing issues for which Superior is responsible when customer aggregation forecasts are not realized.

Fixed-price energy services resources its fixed-price term natural gas sales commitments by entering into various physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost of supply. Superior transacts with nine financial and physical natural gas counterparties. There can be no assurance that any of these counterparties will not default on any of their obligations to Superior. However, the financial condition of each counterparty is evaluated and credit limits are established to minimize Superior's exposure to this risk. There is also a risk that supply commitments and foreign exchange positions may become unmatched; however, this is monitored daily in compliance with Superior's risk management policy.

Fixed-price energy services must retain qualified sales agents in order to properly execute its business strategy. The continued growth of fixed-price energy services is reliant on the services of agents to sign up new customers. There can be no assurance that competitive conditions will allow these agents to achieve these customer additions. Lack of success in the marketing programs of fixed-price energy services would limit future growth of cash flow.

Fixed-price energy services operates in the highly regulated energy industry in Ontario, British Columbia and Quebec. Changes to existing legislation could impact this business's operations. As part of the current regulatory framework, local delivery companies are mandated to perform certain services on behalf of fixed-price energy services, including invoicing, collection, assuming specific bad debt risks and storage and distribution of natural gas. Any elimination or changes to these rules could have a significant adverse effect on the results of this business.

In November 2009 the Ontario government introduced a new piece of legislation (Bill 235) to address energy consumer protection. Bill 235 proposes a new Energy Consumer Protection Act (ECPA) that, if passed, would affect how fixed-price energy services maintains its existing Ontario residential and small commercial base and acquires new small commercial customers that fall within the low volume definition of the OEB Codes of Conduct for Gas Marketers and Electricity Retailers (less than 50,000m3 annually for natural gas and less than 150,000 kWh annually for electricity). The new ECPA could also influence any potential plans for fixed-price energy services to re-enter the Ontario residential energy market in the future.

The Bill passed first reading on December 8, 2009. The second reading and comment period is anticipated early in 2010 and, if passed, will likely take affect toward the middle of 2010. The bill includes limitations on renewals; increased marketer accountability, including licensing of individual sales agents; the elimination of telemarketing; increased cancellation alternatives for residential consumers; rules regarding smart sub-metering, and a requirement for retailers to offer time-of-use products.

Specialty Chemicals

Specialty Chemicals competes with sodium chlorate, chloralkali and potassium producers on a worldwide basis. Key competitive factors include price, product quality, logistics capability, reliability of supply, technical capability and

service. The end-use markets for products are correlated to the general economic environment and the competitiveness of its customers, all of which are outside of its control.

Specialty Chemicals has long-term electricity contracts or electricity contracts that renew automatically with power producers in each of the jurisdictions where its plants are located. There is no assurance that Specialty Chemicals will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Potassium Chloride (KCl) is a major raw material used in the production of potassium hydroxide at the Port Edwards, Wisconsin facility. Substantially all of Specialty Chemicals KCl is received from Potash Corporation of Saskatchewan (Potash). Specialty Chemicals currently has a limited ability to source KCl from additional suppliers.

Specialty Chemicals is exposed to fluctuations in the US dollar and the euro to the Canadian dollar.

Specialty Chemicals operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

Specialty Chemicals operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect Specialty Chemicals.

Approximately 25% of Specialty Chemicals employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Construction Products Distribution

Construction Products Distribution competes with other specialty distributors servicing the builder/contractor market, in addition to big-box home centres and independent lumber yards. The ability to remain competitive depends on its ability to provide reliable service at competitive prices.

Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover, all of which are significant factors in the determination of demand for products and services.

The Commercial & Industrial Insulation (C&I) market is driven largely by C&I construction spending and economic growth. Sectors within the C&I market that are particularly influential to demand include commercial construction and renovation, construction or expansion of industrial process facilities, such as oil refineries and petrochemical plants, as well as institutional facilities (e.g. government, healthcare and schools).

Approximately 4% of Construction Products Distribution's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

SUPERIOR PLUS CORP.
Consolidated Balance Sheets

(unaudited, millions of dollars)	June 30, 2010	December 31, 2009
Assets		
Current Assets		
Cash and cash equivalents	**10.6**	24.3
Accounts receivable and other (Note 5 and 10)	**337.6**	313.8
Inventories	**146.0**	145.7
Future income tax asset (Note 11)	**58.4**	59.0
Current portion of unrealized gains on derivative financial instruments (Note 10)	**24.6**	22.2
	577.2	565.0
Property, plant and equipment (Note 4)	**733.3**	668.0
Customer contract related costs	**12.9**	14.7
Intangible assets (Note 4)	**208.1**	165.3
Goodwill (Note 4)	**560.5**	528.4
Accrued pension asset	**17.9**	18.2
Long-term notes receivable	**4.6**	–
Future income tax asset (Note 11)	**185.0**	165.7
Investment tax credits	**117.4**	120.2
Long-term portion of unrealized gains on derivative financial instruments (Note 10)	**17.5**	28.5
	2,434.4	2,274.0
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**275.1**	280.7
Unearned revenue	**7.4**	5.8
Current portion of term loans (Note 7)	**2.7**	5.1
Dividends and interest payable to shareholders and debentureholders	**15.1**	14.2
Current portion of deferred credit (Note 11)	**23.3**	24.5
Current portion of unrealized losses on derivative financial instruments (Note 10)	**83.0**	77.8
	406.6	408.1
Revolving term bank credits and term loans (Note 7)	**567.3**	633.2
Convertible unsecured subordinated debentures (Note 8)	**475.5**	309.0
Employee future benefits	**18.8**	17.2
Asset retirement obligations and environmental liabilities (Note 9)	**4.0**	0.9
Future income tax liability (Note 11)	**77.0**	22.1
Deferred credit (Note 11)	**233.8**	246.4
Long-term portion of unrealized losses on derivative financial instruments (Note 10)	**63.5**	52.6
Total Liabilities	**1,846.5**	1,689.5
Shareholders' Equity		
Shareholders' capital (Note 12)	**1,585.5**	1,502.0
Contributed surplus (Note 12)	**5.5**	5.3
Accumulated deficit	**(977.3)**	(883.3)
Accumulated other comprehensive loss (Note 12)	**(25.8)**	(39.5)
	(1,003.1)	(922.8)
Total Shareholders' Equity	**587.9**	584.5
	2,434.4	2,274.0

(See Notes to the Unaudited Interim Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Net Earnings (Loss), Comprehensive Income and Deficit

(unaudited, millions of dollars except per share amounts)	Three months ended June 30, 2010	2009	Six months ended June 30, 2010	2009
Revenues	**788.4**	454.4	**1,753.0**	1,057.9
Cost of products sold	**(599.9)**	(295.2)	**(1,328.3)**	(687.7)
Realized losses on derivative financial instruments (Note 10)	**(21.0)**	(24.3)	**(38.6)**	(47.0)
Gross profit	**167.5**	134.9	**386.1**	323.2
Expenses				
Operating and administrative	**155.8**	111.5	**313.3**	230.0
Amortization of property, plant and equipment	**8.6**	4.1	**17.2**	11.3
Amortization of intangible assets	**6.2**	1.6	**13.1**	3.0
Interest on revolving term bank credits and term loans	**10.6**	5.4	**22.1**	11.9
Interest on convertible unsecured subordinated debentures	**7.7**	3.7	**13.0**	7.5
Accretion of convertible debenture issue costs	**0.4**	0.3	**1.0**	0.6
Unrealized losses (gains) on derivative financial instruments (Note 10)	**4.2**	(18.6)	**32.4**	54.3
	193.5	108.0	**412.1**	318.6
Net earnings (loss) before income taxes	**(26.0)**	26.9	**(26.0)**	4.6
Income tax recovery (expense) (Note 11)	**7.4**	(3.5)	**16.6**	13.3
Net Earnings (Loss)	**(18.6)**	23.4	**(9.4)**	17.9
Net earnings (loss)	**(18.6)**	23.4	**(9.4)**	17.9
Other comprehensive income (loss):				
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**25.0**	(13.1)	**9.1**	(9.0)
Reclassification of derivative gains (losses) previously deferred	**4.9**	1.9	**4.6**	(4.4)
Comprehensive Income	**11.3**	12.2	**4.3**	4.5
Deficit, Beginning of Period	**(915.9)**	(844.7)	**(883.3)**	(803.4)
Net earnings (loss)	**(18.6)**	23.4	**(9.4)**	17.9
Dividends to Shareholders	**(42.8)**	(35.8)	**(84.6)**	(71.6)
Deficit, End of Period	**(977.3)**	(857.1)	**(977.3)**	(857.1)
Net earnings (loss) per share, basic and diluted (Note 13)	**$(0.18)**	$0.26	**$(0.09)**	$0.20

(See Notes to the Unaudited Interim Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended June 30, 2010	2009	Six months ended June 30, 2010	2009
Operating Activities				
Net earnings (loss)	**(18.6)**	23.4	**(9.4)**	17.9
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**15.2**	6.0	**31.3**	14.9
Amortization of customer contract related costs	**1.6**	1.7	**3.2**	3.4
Amortization included in cost of sales	**11.6**	9.1	**22.4**	18.2
Pension expense	–	0.3	–	0.7
Unrealized losses (gains) on derivative financial instruments	**4.2**	(18.6)	**32.4**	54.3
Future income tax expense (recovery)	**(7.3)**	2.3	**(16.9)**	(19.5)
Customer contract related costs	**(0.8)**	(1.2)	**(1.4)**	(2.1)
Realized gain on derivative financial instruments	-	(6.3)	-	(6.3)
(Increase) decrease in non-cash operating working capital items	**(18.8)**	58.3	**20.5**	76.9
Cash flows from (used in) operating activities	**(12.9)**	75.0	**82.1**	158.4
Investing Activities				
Purchase of property, plant and equipment	**(10.4)**	(36.5)	**(16.7)**	(72.4)
Proceeds on disposal of property, plant and equipment	**1.3**	1.1	**1.8**	2.9
Acquisition of Griffith (Note 4)	-	–	**(147.3)**	–
Other acquisitions (Note 4)	**(18.2)**	–	**(18.6)**	-
Earn-out payment on prior acquisition	–	–	–	(0.6)
Cash flows used in investing activities	**(27.3)**	(35.4)	**(180.8)**	(70.1)
Financing Activities				
Revolving term bank credits and term loans	**93.7**	36.1	**(73.6)**	(23.0)
Net repayment of accounts receivable sales program	**(24.0)**	(39.1)	**(7.3)**	(14.1)
Dividends paid to shareholders	**(41.3)**	(35.8)	**(83.1)**	(71.6)
Issuance of common shares (Note 12)	**16.0**	–	**82.5**	–
Issuance of 5.75% convertible debentures (Note 8)	**(0.5)**	–	**165.6**	–
Realized gain on derivative financial instruments	–	6.3	–	6.3
(Increase) decrease in non-cash working capital	**(5.0)**	(3.5)	**0.9**	12.0
Cash flows from (used in) financing activities	**38.9**	(36.0)	**85.0**	(90.4)
Net increase (decrease) in cash and cash equivalents	**(1.3)**	3.6	**(13.7)**	(2.1)
Cash and cash equivalents, Beginning of Period	**11.9**	10.4	**24.3**	16.1
Cash and cash equivalents, End of Period	**10.6**	14.0	**10.6**	14.0

(See Notes to the Unaudited Interim Consolidated Financial Statements)

Notes to Unaudited Interim Consolidated Financial Statements

(unaudited, tabular amounts in Canadian millions of dollars, unless noted otherwise, except per share amounts)

1. Organization

Superior Plus Corp. (Superior) is a diversified business corporation, incorporated under the Canada Business Corporations Act. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior holds 100% of the shares of Superior General Partner Inc. Superior does not conduct active business operations but rather distributes to shareholders the income it receives from Superior Plus LP in the form of partnership allocations, net of expenses and interest payable on the convertible unsecured subordinated debentures (the debentures). Superior's investments in Superior Plus LP are financed by share capital and debentures.

Business Segments

Superior operates three distinct operating segments: Energy Services, Specialty Chemicals and Construction Products Distribution. Superior's Energy Services operating segment provides distribution, wholesale procurement and related services in relation to propane, heating oil and other refined fuels. Energy Services also provides fixed-price natural gas and electricity supply services. Superior's Specialty Chemicals operating segment is a leading supplier of sodium chlorate and technology to the pulp and paper industries and a regional supplier of potassium and chloralkali products to the U.S. Midwest. Superior's Construction Products Distribution operating segment is one of the largest distributors of commercial and industrial insulation in North America and the largest distributor of specialty construction products to the walls and ceilings industry in Canada. (Note 14)

2. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements (Consolidated Financial Statements) have been prepared according to Canadian generally accepted accounting principles (GAAP), applied on a consistent basis, and includes the accounts of Superior and its wholly owned subsidiaries. These unaudited Consolidated Financial Statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These unaudited Consolidated Financial Statements and notes thereto should be read in conjunction with Superior's financial statements for the year ended December 31, 2009, and the accounting policies applied are consistent with this period except as noted in Note 2(b). All significant transactions and balances between Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of GAAP with IFRS for publicly accountable enterprises, including Superior. The changeover date from GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

Business Combinations

In January 2009, the CICA issued section 1582, "Business Combinations," which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and re-measured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non current assets in the purchase price allocation. Section 1582 is effective for Superior on January 1, 2011 with prospective application and early adoption permitted. The adoption of this standard will impact the accounting treatment of future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued section 1601, "Consolidated Financial Statements," which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities, which is not explicitly required under the current standard. Section 1601 is effective for Superior on January 1, 2011 with early adoption permitted. The adoption of this standard should not have a material impact on Superior's Consolidated Financial Statements.

Non-controlling Interests

In January 2009, the CICA issued section 1602, "Non-controlling Interests," which will replace CICA section 1600, "Consolidated Financial Statements." Minority interest is now referred to as non-controlling interest, (NCI), and is presented within equity. Under this new guidance, when there is a loss or gain of control the Company's previously held interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale

resulting in a gain or loss in earnings. In addition, NCI may be reported at fair value or at the proportionate share of the fair value of the acquired net assets and allocation of the net income to the NCI will be on this basis. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Superior on January 1, 2011 with early adoption permitted. The adoption of this standard should not have a material impact on Superior's Consolidated Financial Statements.

3. Seasonality of Operations

Energy Services

Energy Services sales typically peak in the first quarter when approximately one-third of annual propane and other refined fuels sales volumes and gross profits are generated due to the demand from heating end-use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels during the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices and other refined fuels.

Construction Products Distribution

Construction Products Distribution sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the first and fourth quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarters, and normally decline to seasonally low levels in the first and fourth quarters.

4. Acquisitions

On June 28, 2010 Superior completed the acquisition of certain assets of a Western Canadian commercial and industrial insulation distributor (Burnaby Assets) for an aggregate purchase price of $18.3 million, inclusive of transaction costs. The assets acquired consist of three operating branches in Alberta and British Columbia and allows Construction Products Distribution to expand its commercial and industrial distribution business in Canada.

On January 20, 2010, Superior completed its acquisition of the shares of Griffith Holdings, Inc. (Griffith) for an aggregate purchase price of $147.3 million (US$140.6 million), inclusive of working capital adjustments and transaction costs. Griffith is a retail and wholesale distributor of retail propane, heating oil and motor fuels in upstate New York.

On December 11, 2009, Superior acquired certain assets that comprise a retail heating oil, propane and motor fuels distribution business (Griffith CH U.S. refined fuels assets) from Griffith Energy Services, Inc. for an aggregate purchase price of $82.5 million (US$77.9 million) inclusive of transaction related costs. Griffith CH U.S. refined fuels assets distribute a broad range of liquid fuels and propane gas, serving markets in Connecticut, Pennsylvania and Rhode Island. In addition Griffith CH U.S. refined fuels assets also provides a broad range of services, including heating, ventilation and air conditioning repair and other related services.

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the respective closing dates. These acquisitions may require adjustments to the allocation of the assets and liabilities pending finalization. The purchase price allocation for Griffith CH has been included below due to additional transaction costs incurred, changes in net working capital and property, plant and equipment values since the acquisition closed on December 11, 2009.

	Acquisition of Burnaby Assets	Acquisition of Griffith Holdings Inc.	Acquisition of Griffith CH	TOTAL
Cash consideration paid	2.1	142.6	79.6	224.3
Transaction costs	0.2	4.7	2.9	7.8
Total cash consideration	2.3	147.3	82.5	232.1
Common shares issued to former owners of the Burnaby Assets	16.0	–	–	16.0
Total consideration	18.3	147.3	82.5	248.1
Working capital, net	8.5	32.7	2.4	43.6
Property, plant and equipment	0.5	83.2	12.8	96.5
Intangible assets	–	54.4	63.5	117.9
Goodwill [1]	9.3	22.8	3.9	36.0
Assumed deferred consideration obligations	–	(0.6)	–	(0.6)
Future income tax liability	–	(41.6)	–	(41.6)
Asset retirement obligations and environmental liabilities	–	(3.6)	(0.1)	(3.7)
	18.3	147.3	82.5	248.1

[2] The amount of goodwill that is expected to be deductible for tax purposes is approximately $10.9 million.

The allocation of consideration paid for these acquisitions to intangibles is as follows;

	Acquisition of Griffith Holdings Inc.	Acquisition of Griffith CH	TOTAL
Trademarks	17.8	21.5	39.3
Customer base	33.5	41.4	74.9
Restrictive covenants and other assets	3.1	0.6	3.7
Total intangible assets	**54.4**	**63.5**	**117.9**

Additionally, during the first quarter of 2010, Construction Products Distribution acquired the assets of a small construction product distributor for consideration of $0.3 million.

5. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at June 30, 2010, proceeds of $85.4 million (December 31, 2009 – $92.7 million) had been received. The existing accounts receivable securitization program matures on June 29, 2011.

	June 30, 2010	December 31, 2009
Accounts receivable trade	**292.7**	270.4
Accounts receivable other	**26.2**	22.0
Prepaid expenses	**18.7**	21.4
Accounts receivable and other	**337.6**	313.8

6. Inventories

For the three and six months ended June 30, 2010 inventories of $482.1 million (June 30, 2009- $252.9 million) and $1,074.2 million (June 30, 2009- $591.7 million) were expensed through cost of products sold. No write-downs of inventory or reversals of write-downs were recorded during the three months ended June 30, 2010 and 2009.

7. Revolving Term Bank Credits and Term Loans

	Year of Maturity	Effective Interest Rate	**June 30, 2010**	December 31, 2009
Revolving term bank credits [1]				
Bankers' Acceptances (BA)	2013	Floating BA rate plus applicable credit spread	**107.5**	174.6
LIBOR Loans (US$143.0 million; 2009 – US$145.5 million)	2013	Floating LIBOR rate plus applicable credit spread	**151.6**	152.4
			259.1	327.0
Other Debt				
Notes payable	2010	Prime	–	0.6
Deferred consideration		Non-interest bearing	–	2.4
Deferred consideration	2012-2015	Interest bearing 5% and 7%	**1.0**	–
			1.0	3.0
Senior Secured Notes				
Senior secured notes subject to fixed interest rates (US$158.0 million; 2009 – US$160.0 million) [2]	2010-2015	6.65%	**167.6**	165.4
			167.6	165.4
Senior Secured Notes				
Senior unsecured debentures	2016	8.25%	**150.0**	150.0
Total revolving term bank credits and term loans before deferred financing fees			**577.7**	645.4
Deferred financing fees			**(7.7)**	(7.1)
Revolving term bank credits and term loans			**570.0**	638.3
Current maturities			**(2.7)**	(5.1)
Revolving term bank credits and term loans			**567.3**	633.2

[1] Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada, have revolving term bank credit borrowing capacity of $450.0 million. The credit facilities mature on June 28, 2013. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. As at June 30, 2010, Superior had $20.7 million

of outstanding letters of credit (December 31, 2009 - $19.4 million). The fair value of Superior's revolving term bank credits and other debt approximates its carrying value as a result of the market based interest rates and the short-term nature of the underlying debt instruments.

(2) Senior secured notes (the Notes) totaling US$158.0 million (Cdn$167.6 million at June 30, 2010 and Cdn$165.4 million at December 31, 2009) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments began in the fourth quarter of 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities, interest rates and credit risk profiles. The estimated fair value of the Notes at June 30, 2010 was Cdn$159.1 million (December 31, 2009 – Cdn$161.5 million).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Due in 2010	2.7
Due in 2011	34.4
Due in 2012	33.9
Due in 2013	293.1
Due in 2014	31.8
Due in 2015	31.8
Subsequent to 2015	150.0
Total	577.7

8. Convertible Unsecured Subordinated Debentures

Superior has issued four series of debentures as follows:

					Unamortized Discount	Total Carrying Value
Maturity Date	December 31, 2012	October 31, 2015	December 31, 2014	June 30, 2017[1]		
Interest rate	5.75%	5.85%	7.50%	5.75%		
Conversion price per share	$36.00	$31.25	$13.10	$19.00		
Debentures outstanding at December 31, 2009	174.9	75.0	69.0	–	(2.2)	316.7
Issuance of 5.75% debentures[1]	–	–	–	172.5	(0.2)	172.3
Accretion of discount during 2010	–	–	–	–	0.3	0.3
Deferred issue costs	(2.8)	(1.1)	(3.0)	(6.9)	–	(13.8)
Debentures outstanding as at June 30, 2010	**172.1**	**73.9**	**66.0**	**165.6**	**(2.1)**	**475.5**
Quoted market value as at June 30, 2010	178.4	76.1	74.2	168.2		
Quoted market value as at December 31, 2009	177.1	74.4	78.3	–		

(1) Superior issued $172.5 million 5.75% convertible unsecured subordinated debentures during the first quarter of 2010. In conjunction with the issue of these debentures, Superior swapped $150 million of the fixed rate obligation into a floating rate obligation of floating BA rate plus 2.65%.

The debentures may be converted into shares at the option of the holder at any time prior to maturity and may be redeemed by Superior in certain circumstances. Superior may elect to pay interest and principal upon maturity or redemption by issuing shares to a trustee in the case of interest payments, and to the debenture holders in the case of payment of principal. The number of any shares issued will be determined based on market prices for the shares at the time of issuance.

9. Asset Retirement Obligations and Environmental Liabilities

The asset retirement obligations result from ownership of various assets associated with Superior's Energy Services operating segment. Superior estimates the total undiscounted amount of expenditures required to settle its asset retirement obligations is approximately $8.3 million which will be paid out over the next twenty to twenty five years. The credit-adjusted free-risk rate of 7.5% was used to calculate the present value of the estimated cash flows.

The environmental liabilities represent the estimated costs of environmental remediation efforts and regulatory compliance associated with the activities of Superior's Energy Services operating segment.

A reconciliation of the asset retirement obligations and environmental liabilities is provided as follows:

	2010	2009
Asset retirement obligations, beginning of year	**0.9**	–
Liabilities associated with the acquisition of Griffith (see Note 4)	**1.2**	–
Asset retirement obligations, as at June 30	**2.1**	–
Environmental liabilities associated with acquisition of Griffith (see Note 4)	**3.0**	–
Other environmental liabilities	**0.4**	–
Total asset retirement obligations and environmental liabilities, as at June 30	**5.5**	–
Less current portion of environmental liabilities	**(1.5)**	–
Asset retirement obligations and environmental liabilities, as at June 30	**4.0**	–

10. Financial Instruments

GAAP requires disclosure around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Superior's market assumptions. These two types of inputs create the following fair value hierarchy:

- *Level 1* – quoted prices in active markets for identical instruments.
- *Level 2* – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- *Level 3* – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value of a derivative financial instrument is the amount of consideration that would be estimated to be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which Superior has immediate access. Where bid and ask prices are unavailable, Superior uses the closing price of the most recent transaction of the instrument. In the absence of an active market, Superior estimates fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using, to the extent possible, observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Superior looks primarily to available readily observable external market inputs including factors such as forecasted commodity price curves, interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of Specialty Chemical's fixed-price electricity agreement, the valuation of this agreement requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term forward price curve of electricity has a material impact on the fair value of this agreement. A $1/MWh change in the forecasted price of electricity would result in a change in the fair value of this agreement of $1.4 million, with a corresponding impact to net income before income taxes. Any changes in the fair values of derivative financial instruments classified or designated as held-for-trading are recognized in net income.

Financial and Non-Financial Derivatives

Description	Notional [1]	Term	Effective Rate	Fair Value Input Level	Asset (Liability) as at June 30, 2010	Asset (Liability) as at December 31, 2009
Natural gas financial swaps–NYMEX	3.7 GJ[2]	2010-2011	US$8.75/GJ	Level 1	**(14.6)**	(22.2)
Natural gas financial swaps–AECO	39.4 GJ[2]	2010-2015	CDN$7.27/GJ	Level 1	**(92.7)**	(69.3)
Foreign currency forward contracts, net sale	US$581.5[3]	2010-2014	1.09	Level 1	**2.4**	12.5
Foreign currency forward contracts	EURO€3.1[3]	2010-2011	1.58	Level 1	**0.8**	0.4
Interest rate swaps – Cdn$	$ 150.0[3]	2010-2017	Six month BA rate plus 2.65%	Level 2	**0.7**	-
Energy Services propane wholesale purchase and sale contracts, net sale	3.91 USG[4]	2010-2011	$1.11/USG	Level 2	**0.4**	(2.2)
Energy Services butane wholesale purchase and sale contracts, net sale	0.83 USG[4]	2010-2011	$1.50/USG	Level 2	**-**	(0.2)
Energy Services electricity swaps	0.7 MWh[5]	2010-2014	$55.36/MWh	Level 2	**(9.6)**	(9.3)
Energy Services heating oil swaps and option purchase and sale contracts	7.5 Gallons[4]	2010	$1.93 US/Gallon	Level 2	**0.1**	0.1
Specialty Chemical fixed-price electricity purchase agreement	43-45 MW[6]	2010-2017	$43-$63/MWh	Level 3	**8.1**	10.5

[1] Notional values as at June 30, 2010 [2] Millions of gigajoules purchased [3] Millions of dollars purchased/Euros purchased [4] Millions of United States gallons purchased [5] Millions of mega watt hours (MWh) [6] Mega watts (MW) on a 24/7 continual basis per year purchased

All financial and non-financial derivatives are designated as held for trading upon their initial recognition.

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	9.1	3.7	72.6	47.5
Energy Services electricity swaps	0.2	0.2	3.7	6.3
Foreign currency forward contracts, net	7.0	6.0	3.7	6.1
Interest rate swaps	2.7	1.6	-	3.6
Energy Services Propane wholesale purchase and sale contracts	2.4	-	2.0	-
Energy Services Butane wholesale purchase and sale contracts	0.6	-	0.5	-
Energy Services Heating oil purchase and sale contracts	0.6	-	0.5	-
Specialty Chemicals fixed-price power purchase agreements	2.0	6.1	-	-
As at June 30, 2010	**24.6**	**17.5**	**83.0**	**63.5**
As at December 31, 2009	22.2	28.5	77.8	52.6

Description	**For the three months ended June 30, 2010** Realized gain (loss)	Unrealized gain (loss)	For the three months ended June 30, 2009 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(22.6)**	**19.2**	(28.2)	20.3
Energy Services electricity swaps	**(1.0)**	**3.7**	(1.3)	(5.6)
Foreign currency forward contracts, net	**(0.7)**	**(24.7)**	(1.4)	(12.1)
Interest rate swaps	**1.4**	**1.9**	1.4	(5.8)
Foreign currency forward contracts- balance sheet related	–	–	6.3	–
Energy Services Propane wholesale purchase and sale contracts	–	**0.6**	–	7.0
Energy Services Heating oil purchase and sale contracts	**0.2**	**0.2**	–	0.8
Specialty Chemicals fixed-price power purchase agreements	**1.7**	**2.0**	(1.1)	(1.6)
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(21.0)**	**2.9**	(24.3)	3.0
Foreign currency translation of senior secured notes	–	**(7.1)**	–	15.6
Total realized and unrealized gains (losses)	**(21.0)**	**(4.2)**	(24.3)	18.6

Description	For the six months ended June 30, 2010 Realized gain (loss)	Unrealized gain (loss)	For the six months ended June 30, 2009 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(37.2)**	**(19.5)**	(45.6)	(31.5)
Energy Services electricity swaps	**(2.3)**	**(0.2)**	(1.8)	(8.6)
Foreign currency forward contracts, net	**(1.7)**	**(10.6)**	(7.4)	(5.5)
Interest rate swaps	**1.4**	**0.6**	1.4	(5.8)
Foreign currency forward contracts- balance sheet related	**–**	**–**	6.3	–
Energy Services Propane wholesale purchase and sale contracts	**–**	**2.9**	–	3.1
Energy Services Heating oil purchase and sale contracts	**0.2**	**(1.2)**	–	0.8
Specialty Chemicals fixed-price power purchase agreements	**1.0**	**(2.2)**	0.1	(16.7)
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(38.6)**	**(30.2)**	(47.0)	(64.2)
Foreign currency translation of senior secured notes	**–**	**(2.2)**	–	9.9
Total realized and unrealized gains (losses)	**(38.6)**	**(32.4)**	(47.0)	(54.3)

Non-Derivative Financial Instruments
Superior's accounts receivable have been designated as available for sale due to Superior's accounts receivable securitization program, Superior's notes receivable, accounts payable, dividends and interest payable to shareholders and debentureholders, revolving term bank credits and term loans and debentures have been designated as other liabilities. The carrying value of Superior's cash, accounts receivable, accounts payable, and dividends and interest payable to shareholders and debenture holders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of Superior's revolving term bank credits and term loans, and debentures, is provided in Notes 7 and 8.

Financial Instruments – Risk Management
Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges: as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, Energy Services enters into natural gas financial swaps primarily with Macquarie Cook Energy Canada Ltd. (formerly, Constellation Energy Commodities Group Inc.) for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, Energy Services continues to maintain natural gas swap positions with seven additional counterparties. Energy Services monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

Energy Services enters into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. Energy Services monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

Specialty Chemicals has entered into a fixed-price electricity purchase agreement to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in a market where the price of electricity is not fixed. The fair value with respect to this agreement is with a single counterparty.

Energy Services also enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Energy Services monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with twelve counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. Energy Services contracts a portion of its fixed-price natural gas, and propane purchases and sales in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. Specialty Chemicals enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior has interest rate swaps with four counterparties to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Energy Services and Construction Products Distribution deal with a large number of small customers, thereby reducing this risk. Specialty Chemicals, due to the nature of its operations, sells its products to a relatively small number of customers. Specialty Chemicals mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. Energy Services has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide Energy Services with invoicing, collection and the assumption of bad debts risk for residential customers. Energy Services actively monitors the credit worthiness of its commercial customers.

Allowance for doubtful accounts and past due receivables are reviewed by Superior at each balance sheet reporting date. Superior updates its estimate of the allowance for doubtful accounts based on the evaluation of the recoverability of accounts receivable balances of each customer taking into account historic collection trends of past due accounts and current economic conditions. Accounts receivable are written-off once it is determined they are not collectable. Superior's maximum amount of credit risk is approximately $354.1 million and includes cash and cash equivalents, accounts receivable trade, other receivables and unrealized gains on derivative financial instruments.

Pursuant to their respective terms, trade accounts receivable, before deducting an allowance for doubtful accounts, are aged as follows:

	June 30, 2010	December 31, 2009
Current	**221.0**	214.8
Past due less than 90 days	**65.5**	55.6
Past due over 90 days	**18.8**	10.2
Trade accounts receivable, total	**305.3**	280.6

Superior's trade accounts receivable are stated after deducting a provision of $12.6 million as at June 30, 2010 (December 31, 2009 - $10.2 million). The movement in the provision for doubtful accounts was as follows:

	Six months ended June 30, 2010	Twelve months ended December 31, 2009
Allowance for doubtful accounts, opening	**(10.2)**	**(9.3)**
Opening adjustment due to acquisitions (Note 4)	**(0.8)**	–
Bad debt expense, net of recoveries	**(2.8)**	**(7.5)**
Written-off	**1.2**	**6.6**
Allowance for doubtful accounts, ending	**(12.6)**	**(10.2)**

Superior's contractual obligations associated with its financial liabilities are as follows:

	2010	**2011**	**2012**	**2013**	**2014**	**2015 and Thereafter**	**Total**
Revolving term bank credits and term loans	2.7	34.4	33.9	293.1	31.8	181.8	577.7
Convertible unsecured subordinated debentures	–	–	174.9	–	69.0	247.5	491.4
US$ foreign currency forward purchase contracts	21.1	5.4	–	–	–	–	26.5
US$ foreign currency forward sales contracts (US$)	81.4	169.1	160.5	149.0	48.0	–	608.0
Euro€ foreign currency forward sales contracts (Euro)	2.8	0.3	–	–	–	–	3.1
Fixed-price electricity purchase commitments	15.9	17.7	17.7	17.7	17.7	53.1	139.8
Cdn$ natural gas purchases	28.5	9.5	7.9	6.9	–	–	52.8
US$ natural gas purchases (US$)	12.1	1.8	–	–	–	–	13.9
US$ heating oil purchases (US$)	7.5	(1.8)	–	–	–	–	5.7
US$ propane purchases (US$)	87.2	37.0	–	–	–	–	124.2
US$ butane purchases (US$)	11.7	4.9	–	–	–	–	16.6

Superior's contractual obligations are considered to be normal course operating commitments and do not include the impact of mark-to-market fair values on financial and non-financial derivatives. Superior expects to fund these obligations through a combination of cash flow from operations, proceeds on revolving term bank credits and proceeds on the issuance of share capital.

Superior's derivative financial instruments' sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices and the impact to net earnings are detailed below:

	Six months ended June 30, 2010
Increase (decrease) to net earnings of a $0.01 increase in the CDN$ to the US$	7.4
Increase (decrease) to net earnings of a 0.5% increase in interest rates	(0.8)
Increase (decrease) to net earnings of a $0.40/GJ increase in the price of natural gas	(6.9)
Increase (decrease) to net earnings of a $0.04/litre increase in the price of propane	0.5
Increase (decrease) to net earnings of a $0.10/gallon increase in the price of heating oil	0.6
Increase (decrease) to net earnings of a $1.00/KwH increase in the price of electricity	(1.7)
Increase (decrease) to net earnings of a $1.00/liter increase in the price of butane	0.2

The calculation of Superior's sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices represent the change in fair value of the derivative financial instrument without consideration of the value of the underlying variable, for example, the underlying customer contracts. The recognition of the sensitivities identified above would have impacted Superior's unrealized gain or loss on derivative financial instruments and would not have a material impact on Superior's cash flow from operations.

11. Income Taxes

Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax recovery, comprised of current and future taxes for the three and six months ended June 30, 2010 was a $7.4 million and a $16.6 million recovery, respectively, compared to a $3.5 million expense and a $13.3 million recovery in the comparative period. Income taxes were impacted by the tax basis benefit associated with the start-up of the Port Edwards facility in the prior year, the impact of unrealized losses on derivative financial instruments and the excess of accounting claims over the utilization of tax pools. For the three and six months ended June 30, 2010, future income tax recovery from operations in Canada, the United States and Chile was $7.3 million and $16.9 million, respectively, which resulted in a corresponding total net future income tax asset of $166.4 million and a total deferred credit of $257.1 million. The future income tax recovery for the three and six months ended June 30, 2009 was a $2.3 million expense and a $19.5 million recovery.

12. Shareholders' Equity

Authorized

Superior is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The holders of common shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of Superior to receive pro rata the remaining property and assets of Superior, subject to the rights of any shares having priority over the common shares of which none are outstanding.

Preferred shares are issuable in series with each class of preferred share having such rights as the board of directors may determine. Holders of preferred shares are entitled, in priority of holders of common shares, to be paid rateably with holders of each other series of preferred shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series upon liquidation, dissolution or winding up of Superior to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to holders of such series. Superior does not have any preferred shares outstanding.

	Issued Number of Common Shares (Millions)[1]	Shareholders' Equity[1]
Shareholders' equity, December 31, 2009	99.9	584.5
Net loss	–	(9.4)
Other comprehensive income (loss)	–	13.7
Issuance of common shares[1]	6.2	82.0
Option value associated with the issue of $172.5 million, 5.75% debentures	–	0.2
Dividends to Shareholders[2]	–	(84.6)
Distribution reinvestment program	0.1	1.5
Shareholders' equity, June 30, 2010	**106.2**	**587.9**

[1] On June 28, 2010 Superior issued 1,205,728 common shares for net proceeds of $16.0 million to partially finance the acquisition of the Burnaby Assets. The number of common shares issued was based on a specified weighted average value of Superior's existing common shares. On February 10, 2010 Superior issued 5,002,500 common shares for gross proceeds of $69.3 million including the over-allotment option to partially finance the acquisition of Griffith. The number of common shares issued was based on a specified weighted average value of Superior's existing common shares.
[2] Dividends to Shareholders are declared at the discretion of Superior.

Shareholders' capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss) as at June 30, 2010 and December 31, 2009 consists of the following components:

	June 30, 2010	December 31, 2009
Shareholders' capital		
Share capital	**1,585.5**	1,502.0
	1,585.5	1,502.0
Contributed surplus		
Conversion feature on convertible debentures and expired warrants	**5.5**	5.3
	5.5	5.3
Accumulated deficit		
Retained earnings from operations	**591.4**	600.8
Accumulated dividends/distributions	**(1,568.7)**	(1,484.1)
	(977.3)	(883.3)
Accumulated other comprehensive income (loss)		
Balance at beginning of period	**(39.5)**	1.6
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**9.1**	(39.4)
Reclassification of derivative gains (losses) previously deferred	**4.6**	(1.7)
	(25.8)	(39.5)

Additional Capital Disclosures

Superior's objectives when managing capital are: (i) to maintain a flexible capital structure to preserve its ability to meet its financial obligations, including potential obligations from acquisitions; and (ii) to safeguard Superior's assets while at the same time maximizing the growth of its businesses and returns to its shareholders.

In the management of capital, Superior includes shareholders' equity (excluding accumulated other comprehensive loss/income) (AOCI), current and long-term debt, convertible debentures, and securitized accounts receivable.

Superior manages its capital structure and makes adjustments in light of changes in economic conditions and nature of the underlying assets. In order to maintain or adjust the capital structure, Superior may adjust the amount of dividends to Shareholders, issue

additional share capital, issue new debt or convertible debentures, issue new debt or convertible debentures with different characteristics and/or increase or decrease the amount of securitized accounts receivable.

Superior monitors its capital based on the ratio of consolidated secured debt and consolidated debt outstanding to net earnings before interest, taxes, depreciation, amortization and other non-cash expenses (EBITDA), as defined by its revolving term credit facility (Credit Facility). Superior also monitors its total debt to EBITDA ratio in addition to its covenant. Superior's reference to EBITDA as defined by its revolving term credit facility may be referred to as compliance EBITDA in other public reports of Superior.

Superior is subject to various financial covenants in its Credit Facility agreements, including consolidated secured debt and total consolidated debt to EBITDA ratios, which are measured on a quarterly basis. On January 27, 2010, Superior and its subsidiaries, Superior Plus LP and Superior Plus U.S. Holdings Inc., completed an expansion of the Credit Facility from $570 million to $600 million. The Credit Facility was subsequently reduced to $450 million on June 25, 2010. In addition, certain debt definitions used in the calculation of Superior's financial covenant ratios in the Credit Facility have been amended, together with corresponding amendments to the related financial covenant ratios. The new definition of Consolidated Secured Debt under the credit facility excludes the $150 million of senior unsecured debentures of Superior Plus LP issued on October 27, 2009, which are still included in the calculation of Consolidated Debt for the purpose of the Consolidated Debt coverage ratio requirement. As a result of the new definition of Consolidated Secured Debt, Superior must maintain a Consolidated Secured Debt to compliance EBITDA ratio of not more than 3.0 to 1.0 compared to the previous senior debt to compliance EBITDA ratio which was 3.5 to 1.0. Superior's Consolidated Debt, excluding convertible unsecured subordinated debentures, to compliance EBITDA coverage ratio requirement for compliance purposes is unchanged at not more than 5.0 to 1.0. Effective March 25, 2010, Superior and Superior LP, amended certain financial covenant ratios in its U.S. Note Purchase Agreement dated October 29, 2003 (Note Agreement) to make them consistent with the financial covenant ratios under its existing Credit Facility other than the exclusion of any borrowings from the accounts receivable securitization program from compliance EBITDA ratio calculations. Also Superior's distributions (including payments to Debenture holders) cannot exceed compliance EBITDA less cash income taxes, plus $35.0 million on a trailing twelve month rolling basis. As at June 30, 2010 and December 31 2009, Superior was in compliance with all of its financial covenants.

Superior's financial objectives and strategy related to managing its capital as described above have remained unchanged from the prior fiscal year. Superior believes that its debt to EBITDA ratios are within reasonable limits, in light of Superior's size, the nature of its businesses and its capital management objectives.

The capital structure of the Superior and the calculation of its key capital ratios are as follows:

	June 30, 2010	December 31, 2009
Total shareholders' equity	**587.9**	**584.5**
Exclude accumulated other comprehensive loss (income)	**25.8**	**39.5**
Shareholders' equity (excluding AOCI)	**613.7**	**624.0**
Current portion of term loans	**2.7**	**5.1**
Revolving term bank credits and term loans [1]	**575.0**	**640.3**
Accounts receivable securitization program	**85.4**	**92.7**
Less: Senior unsecured debentures	**(150.0)**	**(150.0)**
Consolidated secured debt	**513.1**	**588.1**
Add: Senior unsecured debentures	**150.0**	**150.0**
Consolidated debt	**663.1**	**738.1**
Convertible unsecured subordinated debentures [1]	**489.3**	**316.7**
Total debt	**1,152.4**	**1,054.8**
Total capital	**1,766.1**	**1,678.8**

	Twelve months ended June 30, 2010	Twelve months ended December 31, 2009
Net earnings	**41.0**	68.3
Adjusted for:		
Interest on revolving term bank credits and term loans	**37.2**	27.0
Interest on convertible unsecured subordinated debentures	**22.3**	16.8
Accretion of convertible debenture issue costs	**1.8**	1.4
Amortization of property, plant and equipment	**28.5**	22.6
Amortization included in cost of sales	**41.7**	37.5
Amortization of intangible assets	**18.0**	7.9
Income tax expense	**9.4**	12.7
Unrealized losses (gains) on derivative financial instruments	**(1.3)**	20.6
Non-cash pension expense	**1.0**	1.7
Proforma impact of acquisitions	**17.1**	51.4
EBITDA [2]	**216.7**	267.9

	Compliance ratio	**June 30, 2010**	December 31, 2009
Consolidated secured debt to EBITDA[2]	Maximum 3.0:1	2.4:1	2.2:1
Consolidated debt to EBITDA[2]	Maximum 5.0:1	3.1:1	2.8:1
Total debt to EBITDA[2]		5.3:1	3.9:1

[1] Revolving term bank credits and term loans and convertible unsecured subordinated debentures are before deferred issue costs.

[2] EBITDA, as defined by Superior's revolving term credit facility, is calculated on a trailing twelve month basis taking into consideration the proforma impact of acquisitions and dispositions in accordance with the requirements of Superior's credit facility. Superior's calculation of EBITDA and debt to EBITDA may differ from those of similar entities.

13. Net Earnings per Share

	Three months ended June 30		**Six months ended June 30**	
	2010	2009	**2010**	2009
Net earnings per share computation, basic and diluted [1]				
Net earnings (loss)	**(18.6)**	23.4	**(9.4)**	17.9
Weighted average shares outstanding	**105.0**	88.4	**104.1**	88.4
Net earnings (loss) per share, basic and diluted	**$(0.18)**	$0.26	**$(0.09)**	$0.20

[1] All outstanding debentures have been excluded from this calculation as they were anti-dilutive.

14. Business Segments

Superior operates three distinct operating segments: Energy Services, Specialty Chemicals and Construction Products Distribution. Superior's Energy Services operating segment provides distribution, wholesale procurement and related services in relation to propane, heating oil and other refined fuels. Energy Services also provides fixed-price natural gas and electricity supply services. Superior's Specialty Chemicals operating segment is a leading supplier of sodium chlorate and technology to the pulp and paper industries and is a regional supplier of potassium and chloralkali products to the U.S. Midwest. Superior's Construction Products Distribution operating segment is one of the largest distributors of commercial and industrial insulation in North America and the largest distributor of specialty construction products to the walls and ceilings industry in Canada. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Realized gains and losses pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate column. Certain reclassifications of prior year segments have been made to conform to current year presentation. Specifically, Energy Services' results include the operations of Superior Propane and Superior Energy Management, Specialty Chemicals results includes ERCO Worldwide and Construction Products Distribution results include Winroc results.

For the three months ended June 30, 2010	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**	**Corporate**	**Total Consolidated**
Revenues	**493.3**	**115.9**	**179.2**	–	**788.4**
Cost of products sold	**(385.3)**	**(76.5)**	**(138.1)**	–	**(599.9)**
Realized gains (losses) on derivative financial instruments	**(24.6)**	**1.8**	**0.4**	**1.4**	**(21.0)**
Gross profit	**83.4**	**41.2**	**41.5**	**1.4**	**167.5**
Expenses					
Operating and administrative	**87.3**	**29.0**	**36.0**	**3.5**	**155.8**
Amortization of property, plant and equipment	**7.1**	-	**1.5**	–	**8.6**
Amortization of intangible assets	**4.0**	**1.1**	**1.1**	–	**6.2**
Interest on revolving term bank credits and term loans	–	–	–	**10.6**	**10.6**
Interest on convertible unsecured subordinated debentures	–	–	–	**7.7**	**7.7**
Accretion of convertible debenture issue costs	–	–	–	**0.4**	**0.4**
Unrealized losses (gains) on derivative financial instruments	**(23.8)**	**(2.0)**	–	**30.0**	**4.2**
	74.6	**28.1**	**38.6**	**52.2**	**193.5**
Net earnings (loss) before income taxes	**8.8**	**13.1**	**2.9**	**(50.8)**	**(26.0)**
Income tax recovery	–	–	–	**7.4**	**7.4**
Net Earnings (Loss)	**8.8**	**13.1**	**2.9**	**(43.4)**	**(18.6)**

For the three months ended June 30, 2009	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**	**Corporate**	**Total Consolidated**
Revenues	236.1	120.1	98.2	–	454.4
Cost of products sold	(148.8)	(72.5)	(73.9)	–	(295.2)
Realized gains (losses) on derivative financial instruments	(28.4)	(3.6)	–	7.7	(24.3)
Gross profit	58.9	44.0	24.3	7.7	134.9
Expenses					
Operating and administrative	54.4	32.9	21.0	3.2	111.5
Amortization of property, plant and equipment	3.2	-	0.9	–	4.1
Amortization of intangible assets	–	1.4	0.2	–	1.6
Interest on revolving term bank credits and term loans	–	–	–	5.4	5.4
Interest on convertible unsecured subordinated debentures	–	–	–	3.7	3.7
Accretion of convertible debenture issue costs	–	–	–	0.3	0.3
Unrealized losses (gains) on derivative financial instruments	(22.6)	1.7	–	2.3	(18.6)
	35.0	36.0	22.1	14.9	108.0
Net earnings (loss) before income taxes	23.9	8.0	2.2	(7.2)	26.9
Income tax expense	–	–	–	(3.5)	(3.5)
Net Earnings (Loss)	23.9	8.0	2.2	(10.7)	23.4

For the six months ended June 30, 2010	**Energy Services**	**Specialty Chemicals**	**Construction Products Distribution**	**Corporate**	**Total Consolidated**
Revenues	**1,181.4**	**225.6**	**346.0**	–	**1,753.0**
Cost of products sold	**(916.7)**	**(145.6)**	**(266.0)**	–	**(1,328.3)**
Realized gains (losses) on derivative financial instruments	**(42.9)**	**2.3**	**0.6**	**1.4**	**(38.6)**
Gross profit	**221.8**	**82.3**	**80.6**	**1.4**	**386.1**
Expenses					
Operating and administrative	**174.9**	**59.8**	**70.9**	**7.7**	**313.3**
Amortization of property, plant and equipment	**14.1**	-	**3.1**	–	**17.2**
Amortization of intangible assets	**8.1**	**2.2**	**2.8**	–	**13.1**
Interest on revolving term bank credits and term loans	–	–	–	**22.1**	**22.1**
Interest on convertible unsecured subordinated debentures	–	–	–	**13.0**	**13.0**
Accretion of convertible debenture issue costs	–	–	–	**1.0**	**1.0**
Unrealized losses on derivative financial instruments	**18.0**	**2.2**	–	**12.2**	**32.4**
	215.1	**64.2**	**76.8**	**56.0**	**412.1**
Net earnings (loss) before income taxes	**6.7**	**18.1**	**3.8**	**(54.6)**	**(26.0)**
Income tax recovery	–	–	–	**16.6**	**16.6**
Net Earnings (Loss)	**6.7**	**18.1**	**3.8**	**(38.0)**	**(9.4)**

For the six months ended June 30, 2009	Energy Services	Specialty Chemicals	Construction Products Distribution	Corporate	Total Consolidated
Revenues	621.6	244.0	192.3	–	1,057.9
Cost of products sold	(403.7)	(140.4)	(143.6)	–	(687.7)
Realized gains (losses) on derivative financial instruments	(48.0)	(6.7)	–	7.7	(47.0)
Gross profit	169.9	96.9	48.7	7.7	323.2
Expenses					
Operating and administrative	116.7	62.8	43.9	6.6	230.0
Amortization of property, plant and equipment	9.4	-	1.9	–	11.3
Amortization of intangible assets	0.2	2.5	0.3	–	3.0
Interest on revolving term bank credits and term loans	–	–	–	11.9	11.9
Interest on convertible unsecured subordinated debentures	–	–	–	7.5	7.5
Accretion of convertible debenture issue costs	–	–	–	0.6	0.6
Unrealized losses on derivative financial instruments	36.1	16.8	–	1.4	54.3
	162.4	82.1	46.1	28.0	318.6
Net earnings (loss) before income taxes	7.5	14.8	2.6	(20.3)	4.6
Income tax recovery	–	–	–	13.3	13.3
Net Earnings (Loss)	7.5	14.8	2.6	(7.0)	17.9

Total Assets, Net Working Capital, Acquisitions and Purchase of Property, Plant and Equipment

	Energy Services	Specialty Chemicals	Construction Products Distribution	Corporate	Total Consolidated
As at June 30, 2010					
Net working capital [1]	**105.2**	**15.1**	**111.5**	**(30.5)**	**201.3**
Total assets	**794.2**	**569.3**	**374.3**	**696.6**	**2,434.4**
As at December 31, 2009					
Net working capital [1]	93.3	2.8	116.8	(29.1)	183.8
Total assets	930.6	597.1	369.1	377.2	2,274.0
For the three months ended June 30, 2010					
Acquisitions	–	–	**18.2**	–	**18.2**
Purchase of property, plant and equipment	**2.8**	**4.9**	**1.7**	**1.0**	**10.4**
For the three months ended June 30, 2009					
Acquisitions	–	–	–	–	–
Purchase of property, plant and equipment	2.6	33.7	0.2	–	36.5
For the six months ended June 30, 2010					
Acquisitions	**147.3**	–	**18.6**	–	**165.9**
Purchase of property, plant and equipment	**5.7**	**8.1**	**1.9**	**1.0**	**16.7**
For the six months ended June 30, 2009					
Acquisitions	–	–	–	–	–
Purchase of property, plant and equipment	5.4	66.8	0.2	–	72.4

[1] Net working capital reflects amounts as at the year end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the three months ended June 30, 2010	**375.0**	**394.4**	**19.0**	**788.4**
Revenues for the six months ended June 30, 2010	**852.0**	**859.8**	**41.2**	**1,753.0**
Property, plant and equipment as at June 30, 2010	**350.4**	**323.2**	**59.7**	**733.3**
Goodwill as at June 30, 2010	**465.7**	**94.8**	**-**	**560.5**
Total assets as at June 30, 2010	**1,657.8**	**708.0**	**68.6**	**2,434.4**
Revenues for the three months ended June 30, 2009	339.5	90.4	24.5	454.4
Revenues for the six months ended June 30, 2009	828.4	186.2	43.3	1,057.9
Property, plant and equipment as at June 30, 2009	382.0	143.7	65.4	591.1
Goodwill as at June 30, 2009	455.6	17.2	-	472.8
Total assets as at June 30, 2009	1,539.8	241.3	74.1	1,855.2